UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 30, 2026
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K consists of the First Quarter 2026 Report of UBS AG, which appears immediately following this page.

UBS AG
First quarter 2026 report

UBS AG first quarter 2026 report

Corporate calendar UBS AG
Information about future publication dates is generally available at
ubs.com/global/en/investor-relations/events/calendar.html
Contacts
Switchboards
For all general inquiries
ubs.com/contact
Zurich +41-44-234-1111
London +44-207-567-8000
New York +1-212-821-3000
Hong Kong SAR +852-2971-8888
Singapore +65-6495-8000
Investor Relations
UBS’s Investor Relations team
manages relationships with
institutional investors, research
analysts and credit rating agencies.
ubs.com/investors
Zurich +41-44-234-4100
New York +1-212-882-5734
Media Relations
UBS’s Media Relations team manages
relationships with global media and
journalists.
ubs.com/media
Zurich +41-44-234-8500
mediarelations@ubs.com
London +44-20-7567-4714
ubs-media-relations@ubs.com
New York +1-212-882-5858
mediarelations@ubs.com
Hong Kong SAR +852-2971-8200
sh-mediarelations-ap@ubs.com
Imprint
Publisher: UBS AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2026. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.
1.
Key figures
3
UBS AG consolidated key figures
2.
Introduction
4
Introduction
3.
Risk and capital management
9
Risk management and control
10
Capital management
4.
Consolidated
financial information
15
UBS AG interim consolidated financial
information (unaudited)
Appendix
31
Alternative performance measures
36
Abbreviations frequently used in
our financial reports
38
Information sources
39
Cautionary statement

UBS AG first quarter 2026 report

Terms used in this report, unless the context requires otherwise
“UBS”, “UBS Group”, “UBS Group AG consolidated”, “Group” and “the Group” UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS AG consolidated”, “we”, “us” and “our”
UBS AG and its consolidated subsidiaries
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise, references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an
APM) is a financial measure
of historical or future financial
performance,
financial position or
cash flows other
than a financial
measure defined or
specified in IFRS
Accounting Standards,
as issued by the International Accounting Standards
Board (the IASB), or in other applicable recognized
accounting
standards or regulations.
We report a
number of APMs
in the discussion
of the financial
and operating performance
of
UBS AG,
our
business
divisions
and
Group
Items.
We
use
APMs
to
provide
a
more
complete
picture
of
our
operating performance
and to
reflect
management’s
view
of the
fundamental drivers
of our
business
results. A
definition
of
each
APM,
the
method
used
to
calculate
it
and
the
information
content
are
presented
under
“Alternative
performance
measures”
in
the
appendix
to
this
report.
Each
APM
that
qualifies
as
a
non-GAAP
measure as defined by US Securities and Exchange
Commission (SEC) regulations is designated as such in
the table
of APMs in the appendix to this report.
›
Refer to “Alternative performance measures” in the appendix to this report for additional information
Comparison between UBS AG consolidated and UBS Group AG consolidated
This
report
should
be
read
in
conjunction
with
the
UBS
Group
first
quarter
2026
report
that
was
published
on
29 April 2026 and
is available under
“Quarterly reporting” at
ubs.com/investors
. A comparison
of selected financial
and capital information of
UBS AG consolidated and of
UBS Group AG consolidated is provided in
the Introduction
section of this report.
Quarterly reporting change
Starting
from
the
first
quarter
of
2026,
UBS AG
will
no
longer
publish
interim
financial
reports
prepared
in
accordance with
IAS 34,
Interim Financial Reporting
, for the
first and third
quarters. Instead,
UBS AG will publish
financial information
that is
prepared
in accordance
with UBS AG
accounting policies,
which are
consistent with
IFRS
Accounting
Standards,
but
does
not
include
all
notes
as
required
under
IAS 34
and
therefore
does
not
constitute an “interim financial report”, as defined by IAS 34. This change is intended to improve efficiency,
while
maintaining a high level of transparency for investors.
As
a
result,
the
section
previously
titled
“Consolidated
financial
statements”
has
been
renamed
“Consolidated
financial
information”,
and
the
scope
of
the
disclosures
has
been
amended.
The
income
statement
and
the
statement
of
comprehensive
income,
and
related
information,
are
presented
for
31 March
2026
and
31 March
2025 on a
year-to-date basis. The
balance sheet and
related information are
presented as of
31 March 2026 and
31 December 2025.
Starting from the first half of 2026, UBS AG will publish a
half-year interim financial report prepared in accordance
with IAS 34 as of and for the six-month period ending 30 June.

UBS AG first quarter 2026 report |
Key figures | UBS AG consolidated key figures

Key figures
UBS AG consolidated key figures
UBS AG consolidated key figures
As of or for the quarter ended
USD m, except where indicated 31.3.26 31.12.25 31.3.25
Results
Total revenues
14,030
11,444
12,163
Credit loss expense / (release)
64
161
124
Operating expenses
10,780
10,890
10,701
Operating profit / (loss) before tax
3,186
393
1,339
Net profit / (loss) attributable to shareholders
2,500
33
1,028
Profitability and growth
Return on equity (%)
1
11.1
0.1
4.3
Return on tangible equity (%)
1
12.0
0.2
4.6
Return on common equity tier 1 capital (%)
1
14.2
0.2
5.7
Cost / income ratio (%)
1
76.8
95.2
88.0
Net profit growth (%)
1
143.2
n.m.
2.2
Resources
Total assets
1,687,883
1,617,173
1,547,489
Equity attributable to shareholders
91,404
88,845
96,553
Common equity tier 1 capital
2
70,867
70,394
70,756
Risk-weighted assets
2
497,433
489,775
481,539
Common equity tier 1 capital ratio (%)
2
14.2
14.4
14.7
Going concern capital ratio (%)
2
18.9
18.4
18.5
Total loss-absorbing capacity ratio (%)
2
38.4
36.8
38.0
Leverage ratio denominator
2
1,655,400
1,622,921
1,565,845
Common equity tier 1 leverage ratio (%)
2
4.3
4.3
4.5
Liquidity coverage ratio (%)
3
172.4
176.2
180.3
Net stable funding ratio (%)
116.1
115.7
122.8
Other
Invested assets (USD bn)
1,4
6,881
7,005
6,153
Personnel (full-time equivalents)
61,146
61,899
67,373
1 Refer to “Alternative
performance measures” in the appendix to
this report for the relevant
definition and calculation method. Each
alternative performance measure (APM) that
qualifies as a non-GAAP measure
as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this report.
2 Based on the Swiss systemically relevant bank framework. Refer to the “Capital management” section
of this report for more
information.
3 The disclosed ratios
represent quarterly averages for
each of the quarters presented
and have been calculated based
on an average of
62 data points in the first
quarter of 2026, 64 data points
in the fourth quarter of
2025 and 62 data points in
the first quarter of 2025.
Refer to the “Liquidity and
funding management” section of the
UBS Group
first quarter 2026
report, available under
“Quarterly reporting” at
ubs.com/investors, for
more information.
4 Consists of invested
assets for Global
Wealth Management, Asset
Management (including invested
assets from associates) and Personal
& Corporate Banking. Refer to
“Note 30 Invested assets and net new
money” in the “Consolidated financial statements”
section of the UBS AG Annual
Report 2025, available
under “Annual reporting” at ubs.com/investors,
for more information.

UBS AG first quarter 2026 report | Introduction

Introduction
Overview
UBS Group
AG is
the holding
company for
the UBS
Group and
the parent
company of
UBS AG.
UBS Group
AG
holds 100% of
the issued shares
in UBS AG.
UBS AG and UBS Group
both prepare annual
consolidated financial
statements
in
accordance
with
IFRS
Accounting
Standards
and
half-yearly
consolidated
financial
statements
in
accordance with IAS 34.
The financial
information included
in this
report has
been prepared
in accordance
with UBS AG’s
accounting policies
as
described in
“Note 1 Summary
of material
accounting policies”
to the
UBS AG
consolidated annual
financial
statements for the year ended 31 December 2025.
›
Refer to the “Consolidated financial information” section of this report for more information
UBS Group has
applied acquisition
accounting as
defined by
IFRS 3,
Business Combinations
, to
the acquisition
of
the Credit Suisse
Group in
2023. The merger
of UBS AG and
Credit Suisse AG on
31 May 2024 has
been accounted
for as a business combination under common control, as defined in IFRS 3, using the historic carrying values of the
assets and
liabilities of
Credit Suisse AG
as at
the date
of the
transaction (31 May
2024), determined
under IFRS
Accounting Standards. Therefore,
differences exist
between the accounting
treatments applied
at the UBS Group
and UBS AG consolidated levels. There are also certain scope and presentation differences, as noted below.
›
Refer to “Note 28 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the
“Consolidated financial statements” section of the UBS AG Annual Report 2025, available under “Annual reporting”
at ubs.com/investors , for more information about the accounting for the merger of UBS AG and Credit Suisse AG
Except
for
the
differences
related
to
the
above,
financial
information
for
UBS
AG
consolidated
does
not
differ
materially from that for UBS Group AG consolidated.
›
Refer to the UBS Group first quarter 2026 report, available under “Quarterly reporting” at ubs.com/investors , for more information
Comparison between UBS AG consolidated and UBS
Group AG consolidated
The table below
provides a comparison
of selected financial
and capital information
of UBS AG consolidated
and
of UBS Group AG consolidated.
Assets,
liabilities,
revenues,
operating
expenses
and
tax
expenses
/
(benefits)
relating
to
UBS
Group AG and
its
directly held
subsidiaries, including
UBS Business
Solutions AG, are
reflected in
the consolidated
financial statements
of UBS Group AG but not
in those of UBS AG. UBS AG’s
assets, liabilities, revenues and operating
expenses related
to transactions with
UBS Group AG
and its directly
held subsidiaries, including
UBS Business
Solutions AG and
other
shared services subsidiaries, are not
subject to elimination in the
UBS AG consolidated financial statements, but
are
eliminated in the UBS Group AG consolidated financial statements.
In the
first quarter
of 2026,
UBS AG consolidated
recognized a
net profit
of USD 2,514m,
while UBS Group AG
consolidated recognized a
net profit of
USD 3,054m. The USD 540m
difference was mainly
due to certain
purchase
price allocation (PPA)
effects recognized at
the UBS Group AG
level upon the
acquisition of the
Credit Suisse Group.
These
resulted in
net accretion
income
at the
UBS Group AG
level,
net of
tax
effects,
whereas UBS AG
has not
applied acquisition accounting and
does not have the
PPA effects or the
corresponding net income. The
PPA effects
also
resulted
in
lower
expenses
for litigation,
regulatory
and
similar
matters
at
the
UBS
Group AG
consolidated
level.
Other
differences
in
net
profit
mainly
arose
due
to
UBS
Business
Solutions AG
and
other
shared
services
subsidiaries of
UBS Group AG charging
other legal
entities within
the UBS AG
consolidation scope
a markup
on
costs incurred for services provided.

UBS AG first quarter 2026 report | Introduction

As
of
31 March
2026,
the
total
assets
of
UBS AG
consolidated
were
USD 1.4bn
higher
than
the
total
assets
of
UBS Group AG
consolidated.
The
difference
mainly
reflected
PPA
effects
recognized
at
the
UBS Group AG
level
upon the acquisition of
the Credit Suisse Group,
partly offset by consolidation
scope differences. The total liabilities
of UBS AG consolidated
were USD 2.1bn higher
than the total
liabilities of UBS Group AG
consolidated, mainly due
to consolidation scope differences.
The
equity
of
UBS AG
consolidated was
USD 0.8bn lower
than
the
equity
of UBS Group
AG
consolidated
as
of
31 March 2026. This
difference was mainly
due to consolidation
scope differences of
USD 2.5bn, partly offset
by
PPA effects
of USD 1.6bn recognized
at the
UBS Group AG level upon
the acquisition
of the
Credit Suisse
Group
that did not impact UBS AG consolidated,
primarily related to loans and loan
commitments measured at amortized
cost and contingent liabilities recognized
under IFRS 3 for litigation, partly
offset by PPA effects on
real estate and
debt issued.
The
going
concern
capital
of
UBS AG
consolidated
was
USD 2.8bn
lower
than
the
going
concern
capital
of
UBS Group AG
consolidated as
of 31 March
2026, reflecting
the common
equity tier 1
(CET1) capital
of UBS AG
consolidated
being
lower
by
USD 2.4bn
and
going
concern
loss-absorbing
additional
tier 1
(AT1)
capital
being
USD 0.4bn lower.
The USD 2.4bn lower
CET1 capital of
UBS AG consolidated was
primarily due to
a USD 6.4bn difference
in dividend
accruals between
UBS AG and
UBS Group AG
and UBS AG
consolidated equity
being USD 0.8bn
lower, partly
offset
by compensation-related regulatory capital accruals at the UBS Group AG level of USD 2.3bn and a capital reserve
for expected
future share
repurchases of
USD 2.2bn and
a USD 0.4bn
effect from
eligible deferred
tax assets
on
temporary differences.
The
going
concern
loss-absorbing
AT1
capital
of
UBS AG
consolidated
was
USD 0.4bn
lower
than
that
of
UBS Group
AG
consolidated
as
of
31 March
2026,
mainly
reflecting
deferred
contingent
capital
plan
awards
granted at the Group level to eligible employees for the 2021 to 2025 performance years.
Differences
in
capital
between
UBS AG
consolidated
and
UBS Group
AG
consolidated
related
to
employee
compensation
plans
will
reverse
to
the
extent
underlying
services
are
performed
by
employees
of,
and
are
consequently charged to, UBS AG and its subsidiaries. Such reversal generally occurs over the service period of the employee compensation plan.
The
leverage
ratio
denominator
(the
LRD)
of
UBS AG
consolidated
was
USD 1.9bn
higher
than
the
LRD
of
UBS Group AG consolidated,
mainly reflecting intercompany
exposures in UBS AG
toward Group entities,
as well
as PPA
adjustments that
apply at
the Group
level but
not at
the UBS AG
level, partly
offset by
fixed assets
held
outside of the UBS AG consolidation scope.
The risk-weighted assets
(RWA) of UBS AG
consolidated were USD 2.9bn
lower than the
RWA of UBS Group
AG
consolidated, mainly
reflecting non-counterparty-related
assets held
outside the
UBS AG consolidation
scope, partly
offset by intercompany credit risk exposures in
UBS AG toward Group entities outside of
the UBS AG consolidation
scope.
The LRD for UBS AG consolidated exceeds that
of UBS Group AG consolidated, and UBS AG’s RWA
are lower than
those of UBS Group AG consolidated. This
divergence stems mainly from certain PPA adjustments
that apply at the
Group level but not at the UBS AG level and are subject to low risk weights.
The quarterly average
liquidity coverage ratio
(the LCR) of
UBS AG consolidated was
5.4 percentage points lower
than the quarterly average LCR of
UBS Group AG consolidated. The difference mainly
reflected the higher net cash
outflows
of
UBS AG
consolidated
from
intercompany
deposits
and
loans
that
are
not
within
the
Group
consolidation scope but are within the UBS AG consolidation scope.
The net stable funding ratio (the NSFR) of UBS AG consolidated was 0.8 percentage points lower than the NSFR of
UBS Group
AG
consolidated.
The
difference
primarily
reflected
lower
UBS AG
consolidated
eligible
regulatory
capital as compared with UBS Group AG consolidated.

UBS AG first quarter 2026 report | Introduction

Comparison between UBS AG consolidated and UBS Group AG consolidated
As of or for the quarter ended 31.3.26 As of or for the quarter ended 31.12.25
USD m, except where indicated
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Income statement
Total revenues
14,030
14,243
(213)
11,444
12,145
(700)
Credit loss expense / (release)
64
70
(6)
161
159
3
Operating expenses
10,780
10,333
447
10,890
10,286
604
Operating profit / (loss) before tax
3,186
3,841
(655)
393
1,700
(1,307)
Net profit / (loss)
2,514
3,054
(540)
39
1,205
(1,166)
Balance sheet
Total assets
1,687,883
1,686,521
1,362
1,617,173
1,617,427
(255)
Total liabilities
1,596,162
1,594,019
2,143
1,527,994
1,526,944
1,050
Total equity
91,722
92,502
(781)
89,179
90,484
(1,305)
Capital, liquidity and funding information
Common equity tier 1 capital
70,867
73,313
(2,447)
70,394
71,262
(868)
Going concern capital
94,129
96,963
(2,834)
89,993
91,176
(1,183)
Risk-weighted assets
497,433
500,355
(2,922)
489,775
493,397
(3,622)
Common equity tier 1 capital ratio (%)
14.2
14.7
(0.4)
14.4
14.4
(0.1)
Going concern capital ratio (%)
18.9
19.4
(0.5)
18.4
18.5
(0.1)
Total loss-absorbing capacity ratio (%)
38.4
39.5
(1.1)
36.8
38.0
(1.2)
Leverage ratio denominator
1,655,400
1,653,460
1,940
1,622,921
1,622,438
483
Common equity tier 1 leverage ratio (%)
4.3
4.4
(0.2)
4.3
4.4
(0.1)
Liquidity coverage ratio (%)
1
172.4
177.8
(5.4)
176.2
182.6
(6.4)
Net stable funding ratio (%)
116.1
116.9
(0.8)
115.7
116.1
(0.4)
1 The disclosed ratios
represent quarterly averages
for each of the quarters
presented and have been
calculated based on an
average of 62 data
points in the first
quarter of 2026 and
64 data points in the
fourth
quarter of 2025. Refer to the “Liquidity and funding management” section of the UBS Group first quarter 2026 report, available under “Quarterly reporting” at ubs.com/investors, for more information.

UBS AG first quarter 2026 report | Introduction

Additional information about our business divisions
Global Wealth Management
For the quarter ended 31.3.26 For the quarter ended 31.12.25
USD m
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Results
Total revenues
6,996
7,106
(110)
6,585
6,695
(110)
Credit loss expense / (release)
9
9
0
34
32
2
Operating expenses
5,349
5,305
44
5,393
5,373
19
Operating profit / (loss) before tax
1,638
1,792
(153)
1,158
1,290
(132)
Profit before
tax
was USD 1,638m
at the
UBS AG
level, compared
with profit
before tax
of USD 1,792m
at the
UBS Group level. The
USD 153m difference was mainly
due to PPA effects
on total revenues recognized
in Global
Wealth Management at the UBS Group level.
Personal & Corporate Banking – in Swiss francs
For the quarter ended 31.3.26 For the quarter ended 31.12.25
CHF m
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Results
Total revenues
1,872
2,029
(157)
1,664
1,830
(166)
Credit loss expense / (release)
54
55
(1)
79
80
(1)
Operating expenses
1,154
1,164
(10)
1,288
1,297
(9)
Operating profit / (loss) before tax
664
809
(145)
297
452
(155)
Profit
before
tax
was
CHF 664m
at
the
UBS
AG
level,
compared
with
profit
before
tax
of
CHF 809m
at
the
UBS Group level. The CHF 145m difference was mainly
due to PPA effects on total revenues
recognized in Personal
& Corporate Banking at the UBS Group level.
Personal & Corporate Banking – in US dollars
For the quarter ended 31.3.26 For the quarter ended 31.12.25
USD m
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Results
Total revenues
2,400
2,601
(201)
2,079
2,286
(207)
Credit loss expense / (release)
69
70
(2)
100
101
(1)
Operating expenses
1,477
1,491
(14)
1,610
1,621
(12)
Operating profit / (loss) before tax
854
1,040
(186)
370
565
(194)
Asset Management
For the quarter ended 31.3.26 For the quarter ended 31.12.25
USD m
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Results
Total revenues
772
772
0
796
800
(4)
Credit loss expense / (release)
0
0
0
1
1
0
Operating expenses
556
555
1
593
588
5
Operating profit / (loss) before tax
215
217
(2)
203
212
(9)

UBS AG first quarter 2026 report | Introduction

Investment Bank
For the quarter ended 31.3.26 For the quarter ended 31.12.25
USD m
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Results
Total revenues
3,991
4,054
(63)
2,886
2,946
(60)
Credit loss expense / (release)
61
65
(4)
36
34
2
Operating expenses
2,817
2,784
34
2,283
2,272
11
Operating profit / (loss) before tax
1,112
1,205
(93)
567
640
(73)
Profit before
tax
was USD 1,112m
at the
UBS AG
level, compared
with profit
before tax
of USD 1,205m
at the
UBS Group
level.
The
USD 93m
difference
was
mainly
due
to
PPA
effects
on
total
revenues
recognized
in
the
Investment Bank at the UBS Group level.
Non-core and Legacy
For the quarter ended 31.3.26 For the quarter ended 31.12.25
USD m
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Results
Total revenues
(20)
(10)
(10)
(18)
(8)
(10)
Credit loss expense / (release)
(74)
(74)
(1)
(13)
(12)
(1)
Operating expenses
319
219
100
648
459
188
Operating profit / (loss) before tax
(265)
(155)
(110)
(653)
(455)
(197)
Loss
before
tax
was
USD 265m
at
the
UBS
AG
level,
compared
with
the
loss
before
tax
of
USD 155m
at
the
UBS Group level.
The USD 110m
difference was
mainly due
to PPA
effects that
resulted in
releases for
litigation,
regulatory and similar matters for UBS Group (Non-core and Legacy at the UBS AG level incurred net expenses).
Group Items
For the quarter ended 31.3.26 For the quarter ended 31.12.25
USD m
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Results
Total revenues
(109)
(279)
171
(885)
(575)
(309)
Credit loss expense / (release)
0
0
0
4
3
0
Operating expenses
260
(21)
282
365
(27)
392
Operating profit / (loss) before tax
(369)
(258)
(111)
(1,253)
(552)
(701)
Loss
before
tax
was
USD 369m
at
the
UBS
AG
level,
compared
with
the
loss
before
tax
of
USD 258m
at
the
UBS Group
level.
The
USD 111m
difference
mainly
arose
due
to
UBS
Business
Solutions AG
and
other
shared
services
subsidiaries
of
UBS Group AG
charging
other
legal
entities
within
the
UBS AG
consolidation
scope
a
markup on costs incurred for services provided.

UBS AG first quarter 2026 report |
Risk and capital management | Risk management and control

Risk and capital management
Management report
Risk management and control
This
section
provides
information
about
key
developments
during
the
reporting
period
and
should
be
read
in
conjunction with the “Risk management and control” section of the UBS AG Annual
Report 2025, available under
“Annual reporting” at ubs.com/investors
, and the
“Recent developments” section
of the UBS
Group first quarter
2026
report,
available
under
“Quarterly
reporting”
at
ubs.com/investors
,
for
more
information
about
the
integration of Credit Suisse.
UBS AG consolidated risk profile
The risk
profile of
UBS AG consolidated
does not
differ materially
from that
of UBS Group AG
consolidated, and
the
risk
information
provided
in
the
UBS
Group
first
quarter
2026
report
is
equally
applicable
to
UBS AG
consolidated.
The
credit
risk
profile
of
UBS AG
consolidated
as
of
31 March
2026
differed
from
that
of
UBS Group AG
consolidated
in
relation
to
total
banking
products
exposure,
mainly
reflecting
purchase
price
allocation
effects
booked at the Group level
relating to the acquisition of
the Credit Suisse Group,
as well as receivables
of UBS AG
and
UBS Switzerland AG
from
UBS Group AG
and
UBS
Business
Solutions AG,
reflecting
consolidation
scope
differences.
The
total
banking
products
exposure
of
UBS AG
consolidated
as
of
31 March
2026
was
USD 1,112.5bn,
i.e.
USD 6.8bn, or 0.6%, higher than
the exposure of UBS Group AG consolidated.
As of 31 December 2025, the
total
banking products exposure of UBS AG consolidated
was USD 1,091.9bn, i.e. USD 5.6bn, or 0.5%,
higher than the
exposure of UBS Group AG consolidated.
›
Refer to the “Risk management and control” section of the UBS Group first quarter 2026 report, available under
“Quarterly reporting” at ubs.com/investors , for more information
›
Refer to the “Comparison between UBS AG consolidated and UBS Group AG consolidated” section of this report for more information about selected financial and capital information of UBS AG consolidated and UBS Group AG consolidated

UBS AG first quarter 2026 report |
Risk and capital management | Capital management

Capital management
The
disclosures
in
this
section
are
provided
for
UBS AG
on
a
consolidated
basis
and
focus
on
information
in
accordance with the Basel III
framework, as applicable to
Swiss systemically relevant banks
(SRBs). They should be
read in conjunction
with the “Capital
management” section of
the UBS AG Annual Report
2025, available under
“Annual
reporting”
at
ubs.com/investors
,
which
provides
more
information about
relevant
capital
management
objectives, planning and activities, as well as
the Swiss SRB total loss-absorbing capacity framework,
on a UBS AG
consolidated basis.
In Switzerland, the
amendments to the
Capital Adequacy Ordinance
(the CAO) that
incorporate the final
Basel III
standards into
Swiss law,
including the
new ordinances
containing the
implementing provisions
for the
revised CAO,
entered into force on 1 January 2025.
UBS AG contributes
a significant portion of capital
to, and provides substantial liquidity
to, its subsidiaries. Many of
these
subsidiaries
are
subject
to
regulations
requiring
compliance
with
minimum
capital,
liquidity
and
similar
requirements.
›
Refer to the UBS Group and significant regulated subsidiaries and sub-groups 31 March 2026 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-
groups of UBS Group AG
Swiss SRB going and gone concern requirements and information
As of 31.3.26 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital
15.20
1
75,634
5.08
1
84,119
Common equity tier 1 capital
10.84
2
53,918
3.58
3
59,288
of which: minimum capital
4.50
22,384
1.50
24,831
of which: buffer capital
5.72
28,433
2.08
34,350
of which: countercyclical buffer
0.45
2,219
Maximum additional tier 1 capital
4.37
2
21,716
1.50
24,831
of which: additional tier 1 capital
3.50
17,410
1.50
24,831
of which: additional tier 1 buffer capital
0.80
3,979
Eligible going concern capital
Total going concern capital
18.92
94,129
5.69
94,129
Common equity tier 1 capital
14.25
70,867
4.28
70,867
Total loss-absorbing additional tier 1 capital
4.68
4
23,262
1.41
23,262
of which: high-trigger loss-absorbing additional tier 1 capital
4.68
23,262
1.41
23,262
Required gone concern capital
Total gone concern loss-absorbing capacity
5,6,7
10.89
54,156
3.81
63,009
of which: base requirement including add-ons for market share and LRD
10.89
8
54,156
3.81
8
63,009
Eligible gone concern capital
Total gone concern loss-absorbing capacity
9
19.44
96,717
5.84
96,717
TLAC-eligible unsecured debt
19.44
96,707
5.84
96,707
Total loss-absorbing capacity
Required total loss-absorbing capacity
26.09
129,790
8.89
147,127
Eligible total loss-absorbing capacity
38.37
190,846
11.53
190,846
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
497,433
Leverage ratio denominator
1,655,400
1 Includes applicable add-ons of 1.90% for risk-weighted assets (RWA) and 0.58% for leverage ratio denominator (LRD), of which 2 basis points for RWA and 1 basis point for LRD reflect a Pillar 2 capital add-on of
USD 107m related to the supply chain finance funds matter at Credit Suisse. An additional 22 basis points for RWA reflect a Pillar 2 capital add-on for the residual exposure (after collateral mitigation) to hedge funds, private equity and family
offices, effective 1 January
2025.
2 Includes the Pillar 2 add-on
for the residual exposure
(after collateral mitigation)
to hedge funds,
private equity and family
offices of 0.16% for
CET1
capital and 0.07% for
AT1 capital, effective
1 January 2025. For
AT1 capital
under Pillar 1 requirements
a maximum of 4.3%
of AT1 capital
can be used
to meet going concern
requirements; 4.37% includes
the
aforementioned Pillar 2 capital add-on.
3 Our CET1 leverage ratio requirement of 3.58% consists of a
1.5% base requirement, a 1.5% base buffer capital requirement, a 0.28% LRD add-on requirement, a 0.30%
market share add-on requirement based on our Swiss credit
business and a 0.01% Pillar 2 capital add-on related to the supply chain finance funds matter at Credit Suisse.
4 UBS fulfills its minimum going concern
capital requirements with
CET1 capital and
AT1 capital.
The actual available
and eligible AT1
capital is above
the AT1
capital used to
meet the minimum
requirements (which is
capped at 4.37%
as explained in
footnote 2) as UBS exceeds its minimum going concern requirements.
5 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone
concern requirement has been met with instruments that
have a remaining maturity of greater than
two years, all instruments that have a remaining maturity
of between
one and two years remain eligible to be included in the total gone concern capital.
6 Systemically important banks (SIBs) are subject to base gone concern capital requirements equivalent to 75%
of the total going
concern requirements
(excluding countercyclical
buffer requirements
and the
Pillar 2 add-ons).
7 FINMA
has the
authority to
impose a
surcharge of
up to 25%
of the
total going
concern capital
requirements
(excluding countercyclical buffer requirements
and the Pillar 2 add-ons)
should obstacles to an SIB’s
resolvability be identified in
future resolvability assessments.
8 Includes applicable add-ons of
1.24% for RWA
and 0.43% for LRD.
9 Includes an add-back of
45% of unrealized gains
from financial assets measured
at fair value through
other comprehensive income.
Such gains do not
qualify as CET1 capital,
but 45% of
these gains can be recognized as gone concern capital.

UBS AG first quarter 2026 report |
Risk and capital management | Capital management

UBS AG, on a consolidated basis, is subject to the going and gone concern requirements of the Swiss CAO, which include additional requirements applicable to Swiss SRBs. The table above provides the risk-weighted asset (RWA)-
and leverage ratio denominator (LRD)-based requirements and information as of 31 March 2026.
UBS AG and UBS Switzerland AG are subject to going and gone concern requirements on a standalone basis.
On a standalone basis as of
31 March 2026, UBS AG’s fully applied common
equity tier 1 (CET1) capital ratio was
13.9%.
Additional
capital
information
for
UBS AG
standalone
is
provided
in
the
UBS
Group
and
significant
regulated
subsidiaries
and
sub-groups
31 March
2026
Pillar 3
Report,
available
under
“Pillar 3
disclosures”
at
ubs.com/investors .
Total loss-absorbing capacity
The table below provides Swiss
SRB going and gone concern
information based on the Swiss
SRB framework and
requirements that
are discussed
in the
“Capital management”
section of
the UBS AG
Annual Report
2025, available
under “Annual reporting” at ubs.com/investors
.
Swiss SRB going and gone concern information
USD m, except where indicated 31.3.26 31.12.25
Eligible going concern capital
Total going concern capital
94,129
89,993
Total tier 1 capital
94,129
89,993
Common equity tier 1 capital
70,867
70,394
Total loss-absorbing additional tier 1 capital
23,262
19,600
of which: high-trigger loss-absorbing additional tier 1 capital
23,262
19,600
of which: low-trigger loss-absorbing additional tier 1 capital
Eligible gone concern capital
Total gone concern loss-absorbing capacity
1
96,717
90,164
TLAC-eligible unsecured debt
96,707
90,139
Total loss-absorbing capacity
Total loss-absorbing capacity
190,846
180,157
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
497,433
489,775
Leverage ratio denominator
1,655,400
1,622,921
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio
18.9
18.4
of which: common equity tier 1 capital ratio
14.2
14.4
Gone concern loss-absorbing capacity ratio
19.4
18.4
Total loss-absorbing capacity ratio
38.4
36.8
Leverage ratios (%)
Going concern leverage ratio
5.7
5.5
of which: common equity tier 1 leverage ratio
4.3
4.3
Gone concern leverage ratio
5.8
5.6
Total loss-absorbing capacity leverage ratio
11.5
11.1
1 Includes an
add-back of
45% of unrealized
gains from
financial assets
measured at
fair value
through other
comprehensive income.
Such gains
do not
qualify as CET1
capital, but
45% of these
gains can
be
recognized as gone concern capital.

UBS AG first quarter 2026 report |
Risk and capital management | Capital management

UBS AG vs UBS Group AG consolidated loss-absorbing capacity and leverage information
Swiss SRB going and gone concern information (UBS AG vs UBS Group AG consolidated)
As of 31.3.26
USD m, except where indicated
UBS AG
(consolidated)
UBS Group AG
(consolidated) Difference
Eligible going concern capital
Total going concern capital
94,129
96,963
(2,834)
Total tier 1 capital
94,129
96,963
(2,834)
Common equity tier 1 capital
70,867
73,313
(2,447)
Total loss-absorbing additional tier 1 capital
23,262
23,649
(387)
of which: high-trigger loss-absorbing additional tier 1 capital
23,262
23,649
(387)
Eligible gone concern capital
Total gone concern loss-absorbing capacity
1
96,717
100,593
(3,876)
TLAC-eligible senior unsecured debt
96,707
100,583
(3,876)
Total loss-absorbing capacity
Total loss-absorbing capacity
190,846
197,556
(6,710)
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
497,433
500,355
(2,922)
Leverage ratio denominator
1,655,400
1,653,460
1,940
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio
18.9
19.4
(0.5)
of which: common equity tier 1 capital ratio
14.2
14.7
(0.4)
Gone concern loss-absorbing capacity ratio
19.4
20.1
(0.7)
Total loss-absorbing capacity ratio
38.4
39.5
(1.1)
Leverage ratios (%)
Going concern leverage ratio
5.7
5.9
(0.2)
of which: common equity tier 1 leverage ratio
4.3
4.4
(0.2)
Gone concern leverage ratio
5.8
6.1
(0.2)
Total loss-absorbing capacity leverage ratio
11.5
11.9
(0.4)
1 Includes
an add-back
of 45%
of unrealized
gains from
financial assets
measured at
fair value
through other
comprehensive income.
Such gains
do not
qualify as
CET1 capital
but 45%
of these
gains can
be
recognized as gone concern capital.

UBS AG first quarter 2026 report |
Risk and capital management | Capital management

Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital (UBS AG vs UBS
Group AG consolidated)
As of 31.3.26
USD m
UBS AG
(consolidated)
UBS Group AG
(consolidated) Difference
Total equity under IFRS Accounting Standards
91,722
92,502
(781)
Equity attributable to non-controlling interests
(318)
(255)
(62)
Defined benefit plans, net of tax
(937)
(949)
13
Deferred tax assets recognized for tax loss carry-forwards
(2,457)
(2,457)
0
Deferred tax assets for unused tax credits
(864)
(864)
Deferred tax assets on temporary differences, excess over threshold
(310)
(693)
382
Goodwill, net of tax
(6,278)
(5,773)
(505)
Intangible assets, net of tax
(94)
(654)
560
Compensation-related components (not recognized in net profit)
(2,254)
2,254
Expected losses on advanced internal ratings-based portfolio less provisions
(882)
(874)
(8)
Unrealized (gains) / losses from cash flow hedges, net of tax
1,586
1,586
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax
948
898
51
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date
(80)
(80)
Prudential valuation adjustments
(223)
(223)
Accruals for dividends to shareholders for 2025
(9,000)
1
(3,449)
(5,552)
Accruals for expected dividends to shareholders for 2026
(1,750)
(938)
(813)
Capital reserve for expected future share repurchases in 2026
(2,150)
2,150
Other
(196)
(59)
(137)
Total common equity tier 1 capital
70,867
73,313
(2,447)
1 Reflects an ordinary
dividend distribution of USD
4.5bn and the appropriation
of USD 4.5bn to
a special dividend reserve,
both approved at the
2026 Annual General
Meeting in April 2026.
The decision on
the
distribution of the special dividend is intended to be made at an Extraordinary General Meeting in the second half of 2026 and is subject to UBS AG meeting its capital requirements on a standalone and consolidated level, and the outcome and timing of the implementation of the new regulatory regime in Switzerland.
›
Refer to “Comparison between UBS AG consolidated and UBS Group AG consolidated” in the “Introduction” section of this report for more information about the differences between UBS AG consolidated and UBS Group AG consolidated
›
Refer to the “Capital management” section of the UBS Group first quarter 2026 report, available under “Quarterly reporting” at ubs.com/investors
, for information about the developments of loss-absorbing capacity, RWA and LRD
for UBS Group AG consolidated

UBS AG first quarter 2026 report |
Consolidated financial information

Consolidated financial
information
Unaudited
The accompanying unaudited
interim consolidated financial
information in this
section is presented
for UBS AG and
its
subsidiaries
on
a
consolidated
basis,
unless
otherwise
specified,
and
is
presented
in
US
dollars.
This
financial
information has been
prepared in accordance
with UBS AG accounting policies
as described in
“Note 1 Summary
of
material
accounting
policies”
to
the
UBS AG
consolidated
annual
financial
statements
for
the
year
ended
31 December
2025,
except
for
changes
described
below.
These
accounting
policies
are
consistent
with
IFRS
Accounting
Standards,
as
issued
by
the
International
Accounting
Standards
Board
(the
IASB).
The
financial
information presented is
unaudited and does
not constitute an
interim financial report
prepared in accordance with
IAS 34, Interim Financial Reporting .
Amendments to IFRS 9,
Financial Instruments,
and IFRS 7,
Financial Instruments: Disclosures
Effective from
1 January 2026,
UBS AG has
adopted the
Amendments to
the Classification
and Measurement
of
Financial Instruments
– Amendments
to IFRS 9
and IFRS 7
(the Amendments)
related to
classification of
financial
assets and
derecognition of
financial instruments,
including the
introduction
of an
accounting policy
election to
derecognize
financial
liabilities
settled
through
electronic
transfer
systems
before
the
settlement
date,
if
certain
conditions are met.
The Amendments also
introduced new disclosure
requirements for
financial instruments with
contractual terms that can
change the timing
or amount of contractual
cash flows. The impact
of the Amendments
on this consolidated financial information was not material.

UBS AG first quarter 2026 report |
Consolidated financial information | UBS AG interim consolidated financial information (unaudited)

UBS AG interim consolidated
financial information (unaudited)
Income statement
Year-to-date
USD m 31.3.26 31.3.25
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
6,291
6,643
Interest expense from financial instruments measured at amortized cost
(5,741)
(6,909)
Net interest income from financial instruments measured at fair value through profit or loss and other
1,443
1,594
Net interest income
1,993
1,328
Other net income from financial instruments measured at fair value through profit or loss
3,956
3,924
Fee and commission income
8,389
7,280
Fee and commission expense
(711)
(650)
Net fee and commission income
7,678
6,630
Other income
403
281
Total revenues
14,030
12,163
Credit loss expense / (release)
64
124
Personnel expenses
6,206
5,910
General and administrative expenses
3,976
4,077
Depreciation, amortization and impairment of non-financial assets
598
714
Operating expenses
10,780
10,701
Operating profit / (loss) before tax
3,186
1,339
Tax expense / (benefit)
672
303
Net profit / (loss)
2,514
1,035
Net profit / (loss) attributable to non-controlling interests
14
7
Net profit / (loss) attributable to shareholders
2,500
1,028

UBS AG first quarter 2026 report |
Consolidated financial information | UBS AG interim consolidated financial information (unaudited)

Statement of comprehensive income
Year-to-date
USD m 31.3.26 31.3.25
Comprehensive income attributable to shareholders
Net profit / (loss)
2,500
1,028
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
(459)
1,307
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
168
(511)
Foreign currency translation differences on foreign operations reclassified to the income statement
(2)
0
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement
1
0
Income tax relating to foreign currency translations, including the effect of net investment hedges
(12)
(2)
Subtotal foreign currency translation, net of tax
(304)
794
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax
(56)
(3)
Net realized (gains) / losses reclassified to the income statement from equity
0
0
Income tax relating to net unrealized gains / (losses)
(3)
0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
(59)
(3)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
(476)
349
Net (gains) / losses reclassified to the income statement from equity
174
322
Income tax relating to cash flow hedges
60
(125)
Subtotal cash flow hedges, net of tax
(242)
545
Cost of hedging
Cost of hedging, before tax
26
20
Income tax relating to cost of hedging
(5)
0
Subtotal cost of hedging, net of tax
21
20
Total other comprehensive income that may be reclassified to the income statement, net of tax
(584)
1,356
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax
(29)
18
Income tax relating to defined benefit plans
14
0
Subtotal defined benefit plans, net of tax
(14)
19
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
758
233
Income tax relating to own credit on financial liabilities designated at fair value
0
(1)
Subtotal own credit on financial liabilities designated at fair value, net of tax
758
233
Total other comprehensive income that will not be reclassified to the income statement, net of tax
743
251
Total other comprehensive income
159
1,607
Total comprehensive income attributable to shareholders
2,659
2,635
Comprehensive income attributable to non-controlling interests
Net profit / (loss)
14
7
Total other comprehensive income that will not be reclassified to the income statement, net of tax
11
15
Total comprehensive income attributable to non-controlling interests
25
22
Total comprehensive income
Net profit / (loss)
2,514
1,035
Other comprehensive income
170
1,622
of which: other comprehensive income that may be reclassified to the income statement
(584)
1,356
of which: other comprehensive income that will not be reclassified to the income statement
754
266
Total comprehensive income
2,684
2,657

UBS AG first quarter 2026 report |
Consolidated financial information | UBS AG interim consolidated financial information (unaudited)

Balance sheet
USD m 31.3.26 31.12.25
Assets
Cash and balances at central banks
225,456
209,858
Amounts due from banks
19,874
19,243
Receivables from securities financing transactions measured at amortized cost
87,566
83,656
Cash collateral receivables on derivative instruments
50,624
41,552
Loans and advances to customers
664,217
658,760
Other financial assets measured at amortized cost
73,654
72,025
Total financial assets measured at amortized cost
1,121,392
1,085,094
Financial assets at fair value held for trading
164,361
174,854
of which: assets pledged as collateral that may be sold or repledged by counterparties
42,625
44,627
Derivative financial instruments
182,077
148,325
Brokerage receivables
40,789
35,579
Financial assets at fair value not held for trading
113,237
107,293
Total financial assets measured at fair value through profit or loss
500,465
466,051
Financial assets measured at fair value through other comprehensive income
13,749
13,868
Investments in associates
2,257
2,331
Property, equipment and software
12,270
12,125
Goodwill and intangible assets
6,721
6,734
Deferred tax assets
10,822
11,085
Other non-financial assets
20,208
19,884
Total assets
1,687,883
1,617,173
Liabilities
Amounts due to banks
25,770
24,434
Payables from securities financing transactions measured at amortized cost
20,203
16,225
Cash collateral payables on derivative instruments
38,052
34,742
Customer deposits
792,270
796,330
Funding from UBS Group AG measured at amortized cost
118,837
110,614
Debt issued measured at amortized cost
109,743
100,207
Other financial liabilities measured at amortized cost
16,736
16,617
Total financial liabilities measured at amortized cost
1,121,611
1,099,169
Financial liabilities at fair value held for trading
59,248
53,700
Derivative financial instruments
184,444
156,267
Brokerage payables designated at fair value
75,167
62,202
Debt issued designated at fair value
107,652
107,544
Other financial liabilities designated at fair value
36,649
35,287
Total financial liabilities measured at fair value through profit or loss
463,161
415,001
Provisions
3,713
3,564
Other non-financial liabilities
7,676
10,260
Total liabilities
1,596,162
1,527,994
Equity
Share capital
386
386
Share premium
84,750
84,849
Retained earnings
1,100
(2,147)
Other comprehensive income recognized directly in equity, net of tax
5,167
5,757
Equity attributable to shareholders
91,404
88,845
Equity attributable to non-controlling interests
318
334
Total equity
91,722
89,179
Total liabilities and equity
1,687,883
1,617,173

UBS AG first quarter 2026 report |
Consolidated financial information | UBS AG interim consolidated financial information (unaudited)

Additional information
Personnel expenses
Personnel expenses
Year-to-date
USD m 31.3.26 31.3.25
Salaries and variable compensation
1
5,461
5,129
of which: variable compensation – financial advisors
2
1,504
1,409
Contractors
25
37
Social security
314
310
Post-employment benefit plans
227
257
Other personnel expenses
179
176
Total personnel expenses
6,206
5,910
1 Includes role-based
allowances.
2 Financial advisor
compensation consists of
cash compensation, determined
using a formulaic
approach based on
production, and deferred
awards. It
also includes expenses
related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
General and administrative expenses
General and administrative expenses
Year-to-date
USD m 31.3.26 31.3.25
Outsourcing costs
133
197
Technology costs
198
255
Consulting, legal and audit fees
190
257
Real estate and logistics costs
184
203
Market data services
142
152
Marketing and communication
65
76
Travel and entertainment
69
66
Litigation, regulatory and similar matters
1
145
196
Other
2,852
2,676
2
of which: shared services costs charged by UBS Group AG or its subsidiaries
2,570
2,231
Total general and administrative expenses
3,976
4,077
1 Reflects the
net increase /
(decrease) in provisions
for litigation, regulatory
and similar matters
recognized in the
income statement. Refer
to "Litigation, regulatory
and similar matters"
in this section
for more
information.
2 Includes a USD 180m expense related to the
payment to Swisscard for the sale of
the Credit Suisse card portfolios to UBS
AG. Refer to “Note 28 Changes in organization and acquisitions and disposals
of subsidiaries and businesses” in the “Consolidated financial statements” section of the UBS AG Annual Report 2025 for more information.

UBS AG first quarter 2026 report |
Consolidated financial information | UBS AG interim consolidated financial information (unaudited)

Expected credit loss measurement
a) Credit loss expense / release
Total net credit loss expenses in the first quarter of 2026 were USD 64m, reflecting USD 77m net expenses related to performing positions and USD 13m net releases on credit-impaired positions.
Net expected
credit loss
expenses on
the performing
portfolio were
mainly driven
by post-model
adjustments of
USD 43m in the corporate lending portfolio, mainly in the Investment
Bank, reflecting current macroeconomic and
geopolitical uncertainty.
Net credit loss
releases of USD 13m
were recognized
for credit-impaired positions
and included a
USD 157m release
following the
repayment of
a
corporate lending
exposure, of
which USD
85m was
in Non-core
and Legacy
and
USD 72m in the Investment Bank. The
effect of this release was largely
offset by net credit loss expenses
primarily
related to a small number of corporate counterparties across
Personal & Corporate Banking, the Investment Bank,
and Non-core and Legacy.
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3 Total
Year-to-date 31.3.26
Global Wealth Management
(4)
13
9
Personal & Corporate Banking
23
46
69
Asset Management
0
0
0
Investment Bank
59
3
61
Non-core and Legacy
0
(74)
(74)
Group Items
0
0
0
Total
77
(13)
64
Year-to-date 31.3.25
Global Wealth Management
(7)
15
8
Personal & Corporate Banking
(8)
66
58
Asset Management
0
0
0
Investment Bank
(5)
54
49
Non-core and Legacy
0
10
10
Group Items
(1)
0
(1)
Total
(21)
145
124

UBS AG first quarter 2026 report |
Consolidated financial information | UBS AG interim consolidated financial information (unaudited)

Expected credit loss measurement (continued)
b) Changes to ECL models, scenarios and scenario weights
Scenarios and scenario weights
The expected
credit loss
(ECL) scenarios,
along with
their related
macroeconomic factors
and market
data, were
reviewed in light of the economic and political conditions prevailing in the first quarter of 2026 through a series of governance meetings, with
input and feedback
from UBS Risk
and Finance experts
across the business
divisions and
regions.
UBS
kept
the
scenarios
and
scenario
weights
in
line
with
those
applied
in
the
UBS
Group
fourth
quarter
2025
report. All
of the scenarios,
including the asset
price appreciation and
the baseline scenarios,
have been updated
based on the
latest macroeconomic forecasts
as of 31 March
2026. The current
scenario suite, together
with the
applied scenario weightings and the level
of post-model adjustments, is deemed appropriate
to sufficiently capture
prevailing macroeconomic and geopolitical uncertainties. The assumptions on a calendar-year basis are included in the table below.
The baseline
scenario was
updated with
the latest
macroeconomic forecasts
as of
31 March 2026.
The scenario
assumes that GDP growth in Switzerland will remain below trend, reflecting a subdued outlook driven by tariffs, a
weakening
labor
market
and
negative
spillovers
from
the
Eurozone
following
the
oil
price
shock.
In
the
United
States, labor market conditions will remain
soft, while higher energy prices are
adding to inflationary pressures and
also increasing downside risks to growth.
The
conflict
in
the
Middle
East
has
materially
increased
uncertainty
around
the
global
outlook.
UBS
is
closely
monitoring the
current market
situation, inflation
and central
banks’ signals
and will
continue to
carefully assess
developments, potentially revisiting the narratives and shocks in the second quarter of 2026.
Comparison of shock factors
Baseline
Key parameters 2025 2026 2027
Real GDP growth (annual percentage change)
US
2.1
2.2
2.1
Eurozone
1.5
0.8
1.2
Switzerland
1.3
1.1
1.1
Unemployment rate (%, annual average)
US
4.2
4.5
4.5
Eurozone
6.3
6.3
6.3
Switzerland
2.8
3.1
3.1
Fixed income: 10-year government bonds (%, Q4)
USD
4.2
4.4
4.5
EUR
2.9
3.1
3.2
CHF
0.3
0.4
0.5
Real estate (annual percentage change, Q4)
US
1.3
1.6
2.8
Eurozone
3.8
4.2
4.3
Switzerland
3.8
2.5
2.0
Economic scenarios and weights applied
Assigned weights in %
ECL scenario 31.3.26 31.12.25 31.3.25
Asset price appreciation
5.0
5.0
5.0
Baseline
50.0
50.0
50.0
Moderate stagflationary crisis
30.0
30.0
0.0
Mild stagflationary crisis
0.0
0.0
30.0
Global crisis
0.0
0.0
15.0
Global trade war
15.0
15.0
0.0

UBS AG first quarter 2026 report |
Consolidated financial information | UBS AG interim consolidated financial information (unaudited)

Expected credit loss measurement (continued)
c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions
The following tables provide
information about financial instruments
and certain non-financial instruments
that are
subject
to
ECL
requirements.
For
amortized-cost
instruments,
the
carrying
amount
represents
the
maximum
exposure to credit
risk, taking into
account the allowance
for credit losses.
Financial assets measured
at fair value
through other comprehensive income (FVOCI) are
also subject to ECL; however, unlike amortized-cost
instruments,
the allowance for
credit losses for
FVOCI instruments does
not reduce the
carrying amount of
these financial assets.
Instead, the carrying
amount of financial
assets measured at
FVOCI represents the
maximum exposure to
credit risk.
No
purchased
credit-impaired
financial
assets
were
recognized
in
the
first
quarter
of
2026.
Originated
credit-
impaired financial assets were not material and are not presented in the table below.
In addition to recognized financial assets,
certain off-balance sheet financial instruments and
other credit lines are
also subject to
ECL. The maximum
exposure to credit
risk for off-balance
sheet financial instruments
is calculated
based on notional amounts.
ECL-relevant balance sheet and off-balance sheet positions
USD m 31.3.26
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
225,456
225,434
23
0
(257)
0
(257)
0
Amounts due from banks
19,874
19,667
207
0
(11)
(3)
(7)
0
Receivables from securities financing transactions measured at amortized cost
87,566
87,566
0
0
(1)
(1)
0
0
Cash collateral receivables on derivative instruments
50,624
50,624
0
0
0
0
0
0
Loans and advances to customers
664,217
634,134
25,507
4,577
(3,138)
(362)
(283)
(2,493)
of which: Private clients with mortgages
288,578
276,865
10,086
1,627
(147)
(40)
(25)
(82)
of which: Real estate financing
93,228
86,888
6,028
311
(105)
(27)
(29)
(48)
of which: Large corporate clients
26,962
23,282
3,136
544
(748)
(101)
(99)
(548)
of which: SME clients
24,065
19,760
2,841
1,463
(1,486)
(96)
(89)
(1,301)
of which: Lombard
168,132
167,829
0
304
(73)
(7)
0
(67)
of which: Credit cards
2,436
1,874
514
48
(50)
(7)
(12)
(31)
of which: Commodity trade finance
6,278
5,943
332
2
(120)
(8)
0
(112)
of which: Ship / aircraft financing
8,930
7,861
987
82
(14)
(9)
(5)
0
of which: Consumer financing
2,910
2,674
128
108
(173)
(27)
(26)
(120)
Other financial assets measured at amortized cost
73,654
72,674
745
235
(121)
(33)
(9)
(79)
of which: Loans to financial advisors
2,801
2,643
53
105
(34)
(4)
(1)
(29)
Total financial assets measured at amortized cost
1,121,392
1,090,098
26,482
4,812
(3,528)
(400)
(555)
(2,572)
Financial assets measured at fair value through other comprehensive income
13,749
13,749
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,135,156
1,103,863
26,482
4,812
(3,528)
(400)
(555)
(2,572)
Notional exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
45,792
43,612
2,024
157
(77)
(15)
(23)
(39)
of which: Large corporate clients
7,412
6,295
1,078
39
(20)
(7)
(6)
(7)
of which: SME clients
3,360
2,892
375
93
(41)
(4)
(15)
(22)
of which: Financial intermediaries and hedge funds
27,337
27,022
316
0
(1)
(1)
0
0
of which: Lombard
3,409
3,383
0
25
(2)
0
0
(2)
of which: Commodity trade finance
2,686
2,569
117
0
(1)
(1)
0
0
Irrevocable loan commitments
80,685
76,394
3,981
310
(260)
(121)
(107)
(31)
of which: Large corporate clients
47,180
43,587
3,383
210
(232)
(97)
(104)
(31)
Forward starting reverse repurchase and securities borrowing agreements
15,234
15,234
0
0
0
0
0
0
Committed unconditionally revocable credit lines
68,508
64,673
3,691
145
(68)
(48)
(20)
0
of which: Real estate financing
6,521
5,402
1,119
0
(3)
(5)
2
0
of which: Large corporate clients
9,871
8,852
1,018
1
(13)
(4)
(9)
0
of which: SME clients
11,457
10,829
497
131
(32)
(24)
(8)
0
of which: Lombard
12,475
12,475
0
0
0
0
0
0
of which: Credit cards
12,954
12,341
609
4
(9)
(7)
(2)
0
Irrevocable committed prolongation of existing loans
10,011
9,911
98
2
(4)
(4)
0
0
Total off-balance sheet financial instruments and other credit lines
220,230
209,824
9,793
613
(409)
(188)
(150)
(71)
Total allowances and provisions
(3,937)
(589)
(705)
(2,643)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respectiv
e
ECL allowances.

UBS AG first quarter 2026 report |
Consolidated financial information | UBS AG interim consolidated financial information (unaudited)

Expected credit loss measurement (continued)
ECL-relevant balance sheet and off-balance sheet positions
USD m 31.12.25
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
209,858
209,606
252
0
(262)
0
(262)
0
Amounts due from banks
19,243
19,119
124
0
(14)
(9)
(5)
0
Receivables from securities financing transactions measured at amortized cost
83,656
83,656
0
0
(1)
(1)
0
0
Cash collateral receivables on derivative instruments
41,552
41,552
0
0
0
0
0
0
Loans and advances to customers
658,760
628,914
25,287
4,559
(3,236)
(352)
(271)
(2,613)
of which: Private clients with mortgages
288,259
277,176
9,635
1,448
(134)
(44)
(18)
(72)
of which: Real estate financing
93,076
87,650
5,307
119
(68)
(26)
(30)
(12)
of which: Large corporate clients
26,963
23,146
2,890
928
(1,009)
(117)
(94)
(798)
of which: SME clients
23,941
19,984
2,551
1,406
(1,305)
(80)
(81)
(1,144)
of which: Lombard
165,336
164,890
169
276
(130)
(6)
0
(124)
of which: Credit cards
2,408
1,860
501
47
(48)
(7)
(12)
(29)
of which: Commodity trade finance
4,849
3,570
1,274
6
(136)
(8)
0
(128)
of which: Ship / aircraft financing
8,753
7,609
1,025
119
(17)
(9)
(8)
0
of which: Consumer financing
2,957
2,699
130
129
(167)
(19)
(24)
(123)
Other financial assets measured at amortized cost
72,025
70,552
1,247
225
(122)
(29)
(9)
(84)
of which: Loans to financial advisors
2,716
2,567
53
95
(34)
(3)
(1)
(30)
Total financial assets measured at amortized cost
1,085,094
1,053,400
26,911
4,784
(3,635)
(392)
(546)
(2,697)
Financial assets measured at fair value through other comprehensive income
13,868
13,868
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,098,962
1,067,267
26,911
4,784
(3,635)
(392)
(546)
(2,697)
Notional exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
47,102
45,512
1,448
142
(50)
(15)
(22)
(13)
of which: Large corporate clients
7,388
6,446
916
26
(17)
(7)
(6)
(4)
of which: SME clients
3,134
2,834
228
72
(24)
(5)
(15)
(4)
of which: Financial intermediaries and hedge funds
29,411
29,288
123
0
(1)
(1)
0
0
of which: Lombard
3,537
3,505
1
31
(2)
0
0
(1)
of which: Commodity trade finance
2,252
2,152
100
0
(1)
(1)
0
0
Irrevocable loan commitments
82,122
77,976
3,938
208
(227)
(114)
(77)
(36)
of which: Large corporate clients
50,000
46,556
3,292
153
(184)
(91)
(72)
(20)
Forward starting reverse repurchase and securities borrowing agreements
10,723
10,723
0
0
0
0
0
0
Committed unconditionally revocable credit lines
123,107
119,410
3,449
248
(67)
(51)
(16)
0
of which: Real estate financing
6,433
5,291
1,041
101
(3)
(5)
1
0
of which: Large corporate clients
11,393
10,737
650
6
(15)
(7)
(6)
(2)
of which: SME clients
11,814
11,278
418
118
(31)
(24)
(7)
0
of which: Lombard
60,500
60,435
63
1
0
0
0
0
of which: Credit cards
12,943
12,361
578
4
(9)
(7)
(2)
0
Irrevocable committed prolongation of existing loans
8,178
8,141
32
5
(3)
(3)
0
0
Total off-balance sheet financial instruments and other credit lines
271,231
261,761
8,867
603
(347)
(184)
(115)
(49)
Total allowances and provisions
(3,982)
(575)
(661)
(2,746)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respectiv
e
ECL allowances.

UBS AG first quarter 2026 report |
Consolidated financial information | UBS AG interim consolidated financial information (unaudited)

Expected credit loss measurement (continued)
The table below provides information
about the exposures subject to ECL and the ECL coverage ratio for UBS AG’s core loan portfolios (i.e. Loans and advances to customers
and
Loans to financial advisors
) and relevant off-balance
sheet exposures.
Cash and
balances
at central
banks
,
Amounts due
from banks
,
Receivables
from securities
financing
transactions ,
Cash collateral
receivables
on derivative
instruments
and
Financial
assets measured
at fair value
through
other comprehensive
income
are not included
in the table
below, due
to their lower
sensitivity
to ECL.
ECL coverage ratios are
calculated by dividing ECL
allowances and provisions by
the gross carrying amount
of the
corresponding on-balance sheet exposures or by the notional amount of the off-balance sheet exposures.
The overall
coverage ratio
for performing
positions increased
by 1 basis
point to
11 basis points
as of
31 March
2026. Compared with
31 December 2025,
the coverage ratio
for performing
positions related to
real estate lending
(on-balance
sheet)
was unchanged
at 3 basis
points, and
the coverage
ratio
for performing
positions related
to
corporate lending (on-balance sheet) increased by 2 basis points to 78 basis points.
Coverage ratios for core loan portfolio
31.3.26
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stages 1&2 Stage 3
Private clients with mortgages
288,724
276,905
10,111
1,709
5
1
24
2
480
Real estate financing
93,332
86,915
6,058
359
11
3
49
6
1,339
Total real estate lending
382,057
363,820
16,169
2,068
7
2
34
3
629
Large corporate clients
27,710
23,383
3,234
1,092
270
43
305
75
5,021
SME clients
25,551
19,856
2,931
2,764
582
48
305
81
4,707
Total corporate lending
53,261
43,239
6,165
3,856
419
46
305
78
4,796
Lombard
168,206
167,835
0
370
4
0
211
0
1,804
Credit cards
2,486
1,881
526
79
200
37
233
80
3,881
Commodity trade finance
6,398
5,952
333
114
188
14
8
14
9,786
Ship / aircraft financing
8,944
7,870
992
82
16
11
50
16
0
Consumer financing
3,084
2,702
155
227
561
101
1,700
187
6,586
Other loans and advances to customers
42,921
41,197
1,450
274
52
10
0
9
5,655
Loans to financial advisors
2,834
2,646
54
134
119
14
146
17
2,180
Total other lending
234,873
230,084
3,509
1,280
29
4
117
6
4,240
Total
1
670,190
637,143
25,843
7,205
47
6
110
10
3,501
Notional exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stages 1&2 Stage 3
Private clients with mortgages
14,794
14,577
208
9
3
3
10
3
880
Real estate financing
8,667
7,536
1,130
0
7
12
0
7
73,021
Total real estate lending
23,460
22,114
1,338
9
5
6
0
4
1,093
Large corporate clients
64,688
58,919
5,520
250
41
18
216
35
1,446
SME clients
17,510
16,227
1,009
274
50
24
270
38
788
Total corporate lending
82,199
75,145
6,529
524
43
20
225
36
1,102
Lombard
17,073
17,048
0
25
3
2
0
2
658
Credit cards
12,954
12,341
609
4
7
6
34
7
0
Commodity trade finance
3,179
3,062
117
0
3
3
11
3
0
Ship / aircraft financing
1,551
1,410
141
0
12
1
116
12
0
Consumer financing
192
192
0
0
0
0
0
0
0
Financial intermediaries and hedge funds
28,884
28,368
516
0
1
1
8
1
0
Other off-balance sheet commitments
35,503
34,909
543
52
7
4
35
5
1,596
Total other lending
99,337
97,331
1,926
80
5
3
32
4
1,230
Total
2
204,996
194,590
9,793
613
20
10
153
17
1,151
Total on- and off-balance sheet
3
875,187
831,733
35,636
7,818
41
7
122
11
3,318
1 Includes Loans and advances to
customers and Loans to financial advisors,
which are presented on the balance sheet
line Other financial assets measured at
amortized cost.
2 Excludes Forward starting reverse
repurchase and securities borrowing agreements.
3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related
ECL coverage ratio (bps).

UBS AG first quarter 2026 report |
Consolidated financial information | UBS AG interim consolidated financial information (unaudited)

Expected credit loss measurement (continued)
Coverage ratios for core loan portfolio
31.12.25
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stages 1&2 Stage 3
Private clients with mortgages
288,393
277,220
9,653
1,520
5
2
19
2
473
Real estate financing
93,145
87,676
5,337
132
7
3
57
6
936
Total real estate lending
381,538
364,896
14,991
1,651
5
2
32
3
510
Large corporate clients
27,973
23,263
2,984
1,726
361
50
315
80
4,625
SME clients
25,246
20,064
2,632
2,550
517
40
307
71
4,487
Total corporate lending
53,219
43,327
5,616
4,276
435
46
311
76
4,543
Lombard
165,466
164,896
169
401
8
0
0
0
3,107
Credit cards
2,456
1,867
513
76
197
37
234
80
3,867
Commodity trade finance
4,986
3,593
1,274
118
273
22
2
17
10,800
Ship / aircraft financing
8,771
7,618
1,033
119
20
12
77
20
0
Consumer financing
3,124
2,718
154
252
533
69
1,590
151
4,884
Other loans and advances to customers
42,437
40,351
1,809
278
52
9
17
9
6,530
Loans to financial advisors
2,750
2,571
54
125
125
12
141
15
2,431
Total other lending
229,989
223,614
5,006
1,370
33
4
97
6
4,504
Total
1
664,747
631,837
25,612
7,298
49
6
106
10
3,623
Notional exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stages 1&2 Stage 3
Private clients with mortgages
13,016
12,757
245
13
3
2
16
3
0
Real estate financing
7,743
6,591
1,051
101
7
13
0
7
0
Total real estate lending
20,758
19,348
1,296
114
4
6
0
4
0
Large corporate clients
68,798
63,753
4,860
184
31
17
173
28
1,403
SME clients
16,511
15,531
732
247
46
23
386
39
468
Total corporate lending
85,308
79,284
5,592
432
34
18
201
30
868
Lombard
65,395
65,298
64
33
2
0
0
0
2,151
Credit cards
12,943
12,361
578
4
7
6
34
7
0
Commodity trade finance
5,490
5,389
101
0
2
2
6
2
0
Ship / aircraft financing
1,968
1,770
198
0
11
2
89
11
0
Consumer financing
153
153
0
0
0
0
0
0
0
Financial intermediaries and hedge funds
37,709
37,307
401
0
1
1
5
1
0
Other off-balance sheet commitments
30,782
30,127
635
20
7
5
19
6
2,053
Total other lending
154,441
152,406
1,978
57
3
2
26
2
1,963
Total
2
260,508
251,038
8,867
603
13
7
129
11
806
Total on- and off-balance sheet
3
925,254
882,875
34,479
7,900
39
6
112
10
3,408
1 Includes Loans and advances
to customers and Loans to
financial advisors, which are
presented on the balance sheet
line Other financial assets measured
at amortized cost.
2 Excludes Forward starting
reverse
repurchase and securities borrowing agreements.
3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related
ECL coverage ratio (bps).
Provisions and contingent liabilities
a) Provisions
The table below presents an overview of total provisions.
Overview of total provisions
USD m 31.3.26 31.12.25
Provisions other than provisions for expected credit losses
3,305
3,217
Provisions for expected credit losses
1
409
347
Total provisions
3,713
3,564
1 Refer to "Expected credit loss measurement" in this section for more information about ECL provisions recognized for off-balance sheet financial instruments and credit lines.

UBS AG first quarter 2026 report |
Consolidated financial information | UBS AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)
The table below presents additional information for provisions other than provisions for expected credit losses.
Additional information for provisions other than provisions for expected credit losses
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total
Balance as of 31 December 2025
2,109
560
229
319
3,217
Increase in provisions recognized in the income statement
161
271
3
37
473
Release of provisions recognized in the income statement
(8)
(19)
(9)
(20)
(56)
Provisions used in conformity with designated purpose
(155)
(170)
(4)
(3)
(333)
Foreign currency translation and other movements
(5)
(6)
(9)
25
5
Balance as of 31 March 2026
2,102
635
210
357
3,305
1 Consists of provisions for losses resulting from legal, liability and compliance risks.
2 Mainly includes USD 330m of personnel-related restructuring provisions as of
31 March 2026 (31 December 2025: USD 282m),
USD 213m of provisions for onerous contracts
related to real estate as of 31 March
2026 (31 December 2025: USD 229m) and USD
43m of restructuring provisions for onerous contracts
related to technology as of
31 March 2026 (31 December
2025: USD 48m).
3 Mainly includes provisions
for reinstatement costs
with respect to
leased properties.
4 Mainly includes provisions
in relation to
VAT,
employee benefits and
operational risks.
Information about provisions and contingent
liabilities with respect to litigation,
regulatory and similar matters, as
a
class,
is
included
in
part
b).
There
are
no
material
contingent
liabilities
associated
with
the
other
classes
of
provisions.
b) Litigation, regulatory and similar matters
UBS operates in a
legal and regulatory environment that
exposes it to significant litigation
and similar risks arising
from disputes
and regulatory
proceedings. As
a result,
UBS is
involved in
various disputes
and legal
proceedings,
including litigation, arbitration,
and regulatory and
criminal investigations. “UBS”,
“we” and “our”, for
purposes
of this Note, refer to UBS AG and / or one or more of its subsidiaries, as applicable.
Such matters are subject to many uncertainties, and
the outcome and the timing of resolution
are often difficult to
predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement. This may occur
in order to avoid
the expense, management distraction or
reputational implications of
continuing
to
contest
liability,
even
for
those
matters
for
which
UBS
believes
it
should
be
exonerated.
The
uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters
with respect
to which
provisions have
been established
and other
contingent liabilities.
UBS makes
provisions for
such matters
brought against
it when,
in the
opinion of
management after
seeking legal
advice, it
is more
likely
than not
that UBS
has a
present legal
or constructive
obligation as
a result
of past
events, it
is probable
that an
outflow of resources will be
required, and the amount
can be reliably estimated. Where
these factors are otherwise
satisfied, a
provision may
be established
for claims
that have
not yet
been asserted
against UBS,
but are
nevertheless
expected to be, based on UBS’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent
liabilities. If the amount of
an obligation cannot be reliably
estimated, a liability exists
that is not
recognized even if
an outflow of
resources is probable.
Accordingly, no provision
is established even
if
the potential
outflow of
resources with
respect to
such matters
could be
significant. Developments
relating to
a
matter that occur
after the relevant
reporting period, but
prior to the
issuance of financial
information, which affect
management’s
assessment
of
the
provision
for
such
matter
(because,
for
example,
the
developments
provide
evidence
of
conditions that
existed
at
the end
of
the reporting
period), are
adjusting events
after
the reporting
period under IAS 10 and must be recognized in the financial information for the reporting period.
Specific litigation, regulatory
and other matters are
described below, including
all such matters
that management
considers
to
be
material
and
others
that
management
believes
to
be
of
significance
to
UBS
due
to
potential
financial,
reputational
and
other
effects.
The
amount
of
damages
claimed,
the
size
of
a
transaction
or
other
information is
provided where
available and
appropriate in
order to
assist users
in considering
the magnitude
of
potential
exposures.
For
additional
disclosures
relating
to
risks
that
may
result
in
litigation,
regulatory
or
similar
matters disclosed in this section, refer to the “Risk factors” section of the UBS AG Annual Report 2025.

UBS AG first quarter 2026 report |
Consolidated financial information | UBS AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)
In the case of certain matters below,
we state that we have established a provision,
and for the other matters, we
make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously
our position
with other
parties in
the matter
because it
would reveal
what UBS
believes to
be
the
probable
and
reliably
estimable
outflow,
we
do
not
disclose
that
amount.
In
some
cases
we
are
subject
to
confidentiality obligations
that preclude
such disclosure.
With respect
to the
matters
for which
we
do not
state
whether we have established a
provision, either: (a) we have
not established a provision; or
(b) we have established
a provision
but expect
disclosure of
that fact
to prejudice
seriously our
position with
other parties
in the
matter
because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.
With respect to
certain litigation, regulatory
and similar matters
for which we have
established provisions, we
are
able to
estimate the
expected timing
of outflows.
However, the
aggregate amount
of the
expected outflows
for
those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.
The
aggregate
amount
provisioned
for
litigation,
regulatory
and
similar
matters
as
a
class
is
disclosed
in
the
“Provisions”
table
in
part
a)
above.
UBS
provides
below
an
estimate
of
the
aggregate
liability
for
its
litigation,
regulatory and
similar matters
as a
class of
contingent liabilities.
Estimates of
contingent liabilities
are inherently
imprecise
and
uncertain
as
these
estimates
require UBS
to
make
speculative
legal
assessments
as
to
claims
and
proceedings that involve unique fact
patterns or novel legal theories,
that have not yet
been initiated or are
at early
stages
of
adjudication,
or
as
to
which
alleged
damages
have
not been
quantified
by
the
claimants.
Taking
into
account these uncertainties and the other
factors described herein, UBS estimates the
future losses that could arise
from litigation,
regulatory and
similar matters
disclosed below
for which
an estimate
is possible,
that are
not covered
by existing provisions are in the range of USD 0bn to USD 1.7bn.
Litigation,
regulatory
and
similar
matters
may
also
result
in
non-monetary
penalties
and
consequences.
Certain
resolutions
or
convictions
of
a
crime
could
have
material
consequences
for
UBS.
Resolution
of
regulatory
proceedings may require UBS to obtain
waivers of regulatory disqualifications to maintain
certain operations, may
entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market
utilities to
limit, suspend
or terminate
UBS’s participation
in such
utilities. Failure
to obtain
such
waivers,
or
any
limitation,
suspension
or
termination
of
licenses,
authorizations
or
participations,
could
have
material consequences for UBS.
In May 2025, Credit Suisse
Services AG entered into a
plea agreement with the DOJ
relating to legacy Credit Suisse
accounts booked in
Credit Suisse’s Swiss
booking center and
a non-prosecution agreement
relating to legacy
Credit
Suisse accounts booked
in Credit Suisse’s
Singapore booking center.
These agreements include
ongoing obligations
of UBS to provide information and cooperate with the DOJ.
Provisions for litigation, regulatory and similar matters, by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-
core and
Legacy
2
Group Items UBS AG
Balance as of 31 December 2025
317
16
0
283
1,302
191
2,109
Increase in provisions recognized in the income statement
25
3
0
4
128
1
161
Release of provisions recognized in the income statement
(8)
0
0
0
0
0
(8)
Provisions used in conformity with designated purpose
(13)
0
0
0
(142)
0
(155)
Foreign currency translation and other movements
(1)
0
0
(4)
0
0
(5)
Balance as of 31 March 2026
320
19
0
282
1,288
192
2,102
1 Provisions, if any,
for the matters described in items
1 and 7 of this disclosure
are recorded in Global Wealth
Management. Provisions, if any,
for the matters described in items
3, 4, 5 and 6 of
this disclosure are
recorded in Non-core and Legacy. Provisions,
if any, for the matters described
in item 2 of this disclosure are allocated between the
Investment Bank, Non-core and Legacy and Group Items.
2 Includes a provision
for the estimated costs of UBS’s ongoing obligations with the US Department of Justice as described in this section.

UBS AG first quarter 2026 report |
Consolidated financial information | UBS AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)
1. Madoff
In relation to the
Bernard L. Madoff Investment
Securities LLC (BMIS)
investment fraud, UBS AG,
UBS (Luxembourg)
S.A. (now
UBS Europe
SE, Luxembourg
branch) and
certain other
UBS subsidiaries
were subject
to inquiries
by a
number
of
regulators,
including
the
Swiss
Financial
Market
Supervisory
Authority (FINMA)
and
the
Luxembourg
Commission
de
Surveillance
du
Secteur
Financier.
Those
inquiries
concerned
two
third-party
funds
established
under Luxembourg
law,
substantially all
assets of
which were
with BMIS,
as well
as certain
funds established
in
offshore
jurisdictions
with
either
direct
or
indirect
exposure
to
BMIS.
These
funds
faced
severe
losses,
and
the
Luxembourg funds are in liquidation.
The documentation establishing both funds identifies
UBS entities in various
roles,
including custodian,
administrator,
manager,
distributor and
promoter,
and indicates
that UBS
employees
served as board members.
In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities
and
certain
individuals,
including
current
and
former
UBS
employees,
seeking
amounts
totaling
approximately
EUR 2.1bn, which includes amounts
that the funds may
be held liable to
pay the trustee for
the liquidation of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been decided in favor of UBS or dismissed for
want of prosecution.
In the
US, the
BMIS Trustee
filed claims
against UBS
entities, among
others,
in relation
to the
two Luxembourg
funds and one of the offshore
funds. The total amount claimed against
all defendants in these actions was
not less
than USD 2bn.
In 2014,
the US
Supreme Court
rejected the
BMIS Trustee’s
motion for
leave to
appeal decisions,
dismissing all
claims against
UBS defendants
except those
for the
recovery of
approximately USD 125m
of payments
alleged to be fraudulent
conveyances and preference payments.
Similar claims have been
filed against Credit
Suisse
entities seeking to recover redemption payments. In
2016, the bankruptcy court dismissed these claims
against the
UBS entities and
most of the
Credit Suisse entities.
In 2019, the
Court of Appeals
reversed the dismissal
of the BMIS
Trustee’s remaining claims. The cases were remanded to the Bankruptcy Court for further proceedings.
2. Foreign exchange, LIBOR and benchmark rates, and other trading practices
Foreign-exchange-related civil litigation:
Putative class actions have been
filed since 2013 in US
federal courts and
in
other
jurisdictions
against
UBS,
Credit
Suisse
and
other
banks
on
behalf
of
persons
who
engaged
in
foreign
currency transactions with the defendant banks.
While many of these
cases have concluded, UBS and
Credit Suisse
continue to defend
against several remaining
matters. In one
such case, Credit
Suisse and UBS
have entered into
agreements to settle all claims in a putative class action in Israel. Credit Suisse’s settlement received court approval and is final. UBS’s settlement remains subject to court approval.
LIBOR and
other benchmark-related
civil litigation:
A number
of putative
class actions
and other
actions are
pending
in the federal
courts in New
York against
UBS and
numerous other banks
on behalf of
parties who transacted
in
certain interest rate
benchmark-based derivatives. Also
pending in the
US and in
other jurisdictions are
a number
of other
actions asserting
losses related
to various
products whose
interest rates
were linked
to LIBOR
and other
benchmarks, including adjustable rate
mortgages, preferred and debt
securities, bonds pledged as
collateral, loans,
depository
accounts,
investments
and
other
interest-bearing
instruments.
The
complaints
alleged
manipulation,
through various means,
of certain benchmark
interest rates, including
USD LIBOR, Yen LIBOR,
EURIBOR, CHF LIBOR,
and GBP LIBOR and seek unspecified compensatory and other damages under various legal theories. The CHF and
GBP LIBOR actions have concluded.

UBS AG first quarter 2026 report |
Consolidated financial information | UBS AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)
Putative class actions were filed in US federal district courts and subsequently consolidated in the US District Court for the Southern District of New York
(SDNY) relating to various transactions that
referenced USD LIBOR. Following
various rulings,
one class
action with
respect to
transactions in
over-the-counter instruments
and several
actions
brought by
individual plaintiffs
proceeded. In
September 2025,
the district
court granted
defendants’ motion
for
summary judgment as to all remaining actions. Plaintiffs have appealed.
The
Yen
LIBOR/Euroyen
TIBOR
and
EURIBOR
actions
have
been
dismissed.
The
plaintiffs
have
appealed
the
dismissals. In August 2025, the Second Circuit affirmed in part and reversed in part the district court’s dismissal of
the complaint in the EURIBOR action, returning the action to the district court.
Credit default swap auction litigation:
In June 2021, Credit Suisse,
along with other banks and
entities, was named
in a
putative class
action filed
in federal
court in
New Mexico
alleging manipulation
of credit
default swap
(CDS)
final auction
prices. Defendants
filed a
motion to
enforce a
previous CDS
class action
settlement in
the SDNY.
In
January
2024,
the
SDNY
ruled
that,
to
the
extent
claims
in
the
New
Mexico
action
arise
from
conduct
prior
to
30 June
2014,
those
claims
are
barred
by
the
SDNY
settlement.
The
plaintiffs
appealed
and,
in
May
2025,
the
Second Circuit affirmed the SDNY decision. Defendants filed a motion for judgment on the pleadings in December
2025.
With respect
to additional
matters and
jurisdictions not
encompassed
by the
settlements and
orders referred
to
above, UBS’s
balance sheet
at 31
March 2026
reflected a
provision in
an amount
that UBS
believes to
be appropriate
under the applicable
accounting standard. As
in the case
of other matters
for which we
have established provisions,
the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available
information and
accordingly may
ultimately prove
to be
substantially greater
(or may
be less)
than the
provision that we have recognized.
3. Mortgage-related matters
Credit
Suisse
affiliates
are
defendants
in
various
civil
litigation
matters
related
to
their
roles
as
issuer,
sponsor,
depositor,
underwriter and/or
servicer of
RMBS transactions.
These cases
currently include
repurchase
actions by
RMBS trusts and/or trustees, in which
plaintiffs generally allege breached representations and warranties in respect of mortgage
loans and
failure to
repurchase
such mortgage
loans as
required
under the
applicable agreements.
The amounts disclosed
below do not reflect
actual realized plaintiff
losses to date.
Unless otherwise stated,
these
amounts reflect the original unpaid principal balance amounts as alleged in these actions.
DLJ Mortgage Capital, Inc. (DLJ) is a
defendant in New York State court
in four actions: An action brought by
Asset
Backed
Securities
Corporation
Home
Equity
Loan
Trust,
Series
2006-HE7
alleges
damages
of
not
less
than
USD 374m. In December 2023, the trial court granted in part DLJ’s motion to dismiss, dismissing with prejudice all notice-based claims.
On appeal,
the appellate
court modified
the trial
court’s dismissal
in April
2025 to
reinstate
certain of plaintiff’s
notice-based claims and
otherwise dismissed plaintiff’s
claims. Plaintiff has
sought leave from
the New York
Court of Appeals
to further appeal
the dismissal of
certain of its
claims. An action
by Home Equity
Asset
Trust,
Series
2006-8,
alleges
damages
of
not
less
than
USD 436m.
An
action
by
Home
Equity
Asset
Trust
2007-2 alleges damages of
not less than
USD 495m. An action by
CSMC Asset-Backed Trust
2007-NC1 does not
allege a damages amount.

UBS AG first quarter 2026 report |
Consolidated financial information | UBS AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)
4. ATA litigation
Since November 2014,
a series of
lawsuits have been
filed against a
number of banks,
including Credit Suisse,
in
the US District
Court for the
Eastern District of
New York
(EDNY) and the
SDNY alleging claims
under the United
States Anti-Terrorism
Act (ATA)
and the Justice
Against Sponsors of
Terrorism
Act. The plaintiffs
in each of
these
lawsuits are, or are relatives of, victims of various terrorist attacks in Iraq and allege a conspiracy and/or aiding and abetting based on
allegations that various
international financial institutions, including
the defendants, agreed
to
alter,
falsify or
omit information
from payment
messages that
involved Iranian
parties for
the express
purpose of
concealing the
Iranian parties’
financial activities
and transactions
from detection
by US
authorities. The
lawsuits
allege that this
conduct has made
it possible for
Iran to transfer
funds to Hezbollah
and other terrorist
organizations
actively
engaged in
harming US
military
personnel and
civilians.
In
January 2023,
the
Second Circuit
affirmed
a
September 2019 ruling
by the EDNY
granting defendants’ motion
to dismiss the
first filed lawsuit.
In October 2023,
the US Supreme Court
denied plaintiffs’ petition for
a writ of certiorari, and
in September 2025 the EDNY
denied
plaintiffs’
motion to
vacate the
judgment; the
matter has
concluded. Of
the other
seven cases,
four are
stayed,
including one that
was dismissed
as to Credit
Suisse and most
of the
bank defendants prior
to entry of
the stay,
and in three cases defendants moved to dismiss plaintiffs’ amended complaints. The SDNY dismissed two of these cases in April 2026; the dismissals may be appealed by plaintiffs.
5. Customer account matters
Several clients have
alleged that a
former relationship manager
in Switzerland exceeded
his investment authority,
resulting
in
excessive
concentrations
of
certain
exposures
and
investment
losses.
Following
investigations
and
criminal complaints,
in February
2018, the
former relationship
manager was
sentenced to
five years
in prison
by
the Geneva criminal court and ordered to pay damages of approximately USD 130m, a decision upheld on appeal.
Civil lawsuits have
been initiated against
Credit Suisse AG
and /
or certain affiliates
in various jurisdictions,
based
on the findings established in the criminal proceedings against the former relationship manager.
In Singapore, in a now-concluded civil
lawsuit, Credit Suisse Trust Limited
was ordered to pay USD 461m,
including
interest and costs.
In Bermuda, in
November 2025, the
Judicial Committee of
the Privy Council
issued its final
judgment on the
appeal,
denying
Credit
Suisse
Life
(Bermuda)
Ltd.’s
appeal
on
liability,
but
partially
granting
its
appeal
concerning
the
quantum of damages and directing the parties to recalculate damages.
In Switzerland, certain civil lawsuits have been commenced against
Credit Suisse AG and UBS AG (as the successor
of Credit Suisse AG) in the Court of First Instance of Geneva since March 2023.
6. ETN-related litigation
XIV litigation:
Since March 2018, three class action complaints were filed in the SDNY on behalf of a putative class of
purchasers
of
VelocityShares
Daily
Inverse VIX
Short-Term
Exchange Traded
Notes linked
to
the S&P
500 VIX
Short-Term
Futures
Index
(XIV
ETNs).
The
complaints
have
been
consolidated
and
asserts
claims
against
Credit
Suisse
for
violations
of
various
anti-fraud
and
anti-manipulation
provisions
of
US
securities
laws
arising
from
a
decline in the value of XIV ETNs in
February 2018. On appeal from an order
of the SDNY dismissing all claims, the
Second Circuit
issued an
order
that reinstated
a portion
of the
claims. In
decisions in
March
2023 and
February
2025,
the
court
granted
class
certification
for
two
of
the
three
classes
proposed
by
plaintiffs
and
denied
class
certification of the third proposed class.

UBS AG first quarter 2026 report |
Consolidated financial information | UBS AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)
7. Credit Suisse anti-money laundering matters
In December 2020, the
Swiss Office of
the Attorney General brought
charges against Credit
Suisse AG and other
parties concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who
are
alleged
to have
laundered
funds through
Credit
Suisse
AG accounts.
In June
2022, following
a
trial,
Credit
Suisse AG was convicted in the Swiss Federal Criminal Court of certain historical organizational inadequacies in its
anti-money-laundering framework and ordered to pay a fine of
CHF 2m. In addition, the court seized certain
client
assets in the amount of approximately CHF 12m and ordered Credit Suisse AG to pay a compensatory claim in the amount
of
approximately
CHF 19m.
Credit
Suisse
AG
appealed
the
decision
to
the
Chamber
of
Appeals
of
the
Swiss Federal Criminal
Court (Chamber of
Appeals). Following the
merger of UBS
AG and Credit
Suisse AG, UBS
AG confirmed
the appeal.
In November
2024, the
Chamber of
Appeals acquitted
UBS AG
and annulled
the fine
and compensatory claim ordered
by the first instance court. Subsequently,
the Office of the
Attorney General has
appealed the judgment
to the Swiss Federal
Supreme Court. UBS has
also appealed, limited
to the issue
of whether
a successor
entity by
merger can
be criminally
liable for
acts of
the predecessor
entity. In July 2025,
the Swiss
Federal
Supreme Court
remanded the
case back
to the
Chamber of
Appeals for
a full
and reasoned
judgment. In March
2026, the
Chamber of
Appeals issued
a judgment
again acquitting
UBS AG. This
judgment may
be appealed
by
the parties
to the
Swiss Federal
Supreme Court.
Separately,
in November
2025, the
Swiss Office
of the
Attorney
General filed criminal
charges against UBS
Group and
UBS AG,
as the successors
to Credit
Suisse Group
AG and
Credit
Suisse
AG,
respectively,
alleging
that
Credit
Suisse
failed
to
maintain
appropriate
controls
to
detect
and
prevent money laundering
in connection with
certain payments from
accounts at
Credit Suisse by
parties associated
with Mozambique
state enterprises
for which
Credit Suisse
arranged loan
financing between
2013 and
2016. In
April 2026,
the court
dismissed the
proceedings, finding criminal
liability could
not be
transferred from Credit
Suisse
Group AG and Credit Suisse AG to UBS Group AG and UBS AG. The Attorney General has appealed.
Currency translation rates
The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s operations with a functional currency other than the US dollar into US dollars.
Currency translation rates
Closing exchange rate Average rate
1
As of For the quarter ended
31.3.26 31.12.25 31.3.25 31.3.26 31.12.25 31.3.25
1 CHF
1.25
1.26
1.13
1.28
1.25
1.11
1 EUR
1.16
1.17
1.08
1.17
1.16
1.05
1 GBP
1.32
1.35
1.29
1.35
1.33
1.26
100 JPY
0.63
0.64
0.67
0.63
0.64
0.66
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates.
Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of UBS AG with the same functional currency for each month. Weighted-average rates for individual business divisions may deviate from the weighted-average rates for UBS AG.

UBS AG first quarter 2026 report |
Appendix

Appendix
Alternative performance measures
An alternative performance measure (an
APM) is a financial measure
of historical or future financial
performance,
financial position
or cash
flows other
than a
financial measure
defined or
specified in
the applicable
recognized
accounting standards or
in other
applicable regulations.
A number
of APMs
are reported in
the discussion of
the
financial and operating
performance of the
external reports (annual,
quarterly and other
reports). APMs are
used
to provide
a more
complete picture
of operating
performance and
to reflect
management’s view
of the
fundamental
drivers of
the business
results. The
table below
indicates where
an APM
also qualifies
as non-GAAP
measure as
defined by
US Securities
and Exchange
Commission (SEC)
regulations. A
definition of
each APM,
and non-GAAP
measure as applicable,
the method used to
calculate it and
the information content are
presented in alphabetical
order in the table below.
APM / non-GAAP label
Calculation
Information content / usefulness
Cost / income ratio (%) Calculated as operating expenses divided by total revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Cost / income ratio (underlying) (%)
(non-GAAP measure)
Calculated as operating expenses (underlying) (as
defined below) divided by total revenues (underlying)
(as defined below).
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
Cost of credit risk (bps)
Calculated as total credit loss expense / (release)
(annualized for reporting periods shorter than
12 months) divided by the average balance of lending
assets for the reporting period, expressed in basis
points. Lending assets include the gross amounts of
Amounts due from banks and Loans and advances to
customers.
This measure provides information about the total
credit loss expense / (release) incurred in relation to
the average balance of gross lending assets for the
period.
Credit-impaired lending assets as a
percentage of total lending assets,
gross (%)
Calculated as credit-impaired lending assets divided
by total lending assets. Lending assets includes the
gross amounts of Amounts due from banks and
Loans and advances to customers. Credit-impaired
lending assets refers to the sum of stage 3 and
purchased credit-impaired positions.
This measure provides information about the
proportion of credit-impaired lending assets in the
overall portfolio of gross lending assets.
Credit-impaired loan portfolio as a
percentage of total loan portfolio,
gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as credit-impaired loan portfolio divided by
total gross loan portfolio.
This measure provides information about the
proportion of the credit-impaired loan portfolio in the
total gross loan portfolio.
Customer deposit volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the sum of customer deposits and
brokerage payables.
This measure provides information about the volume
of customer deposits in Global Wealth Management.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and non-
discretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as are
assets of sanctioned clients.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by average
invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.

UBS AG first quarter 2026 report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Integration-related expenses (USD)
(non-GAAP measure)
Generally include costs of internal staff and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment
and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental
and directly related to
the integration of Credit Suisse into UBS.
Invested assets (USD and CHF) Calculated as the sum of managed fund assets, managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts, and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with UBS for
investment purposes.
Loan volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as loans and advances to customers and
brokerage receivables, gross of expected credit losses.
This measure provides information about the loan
volumes in Global Wealth Management.
Net interest income (underlying) (USD)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by adjusting net interest income as
reported in accordance with IFRS Accounting
Standards for items that management believes are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of net interest income, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized for
reporting periods shorter than 12 months) divided by
average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the interest charged for lending
and the associated cost of funding, relative to loan
value.
Net management fees (USD)
– Asset Management
(non-GAAP measure)
Calculated as the total of transaction fees, fund
administration revenues (including net interest and
trading income from lending activities and foreign-
exchange hedging as part of the fund services
offering), distribution fees, incremental fund-related
expenses, gains or losses from seed money and co-
investments, funding costs, the negative pass-through
impact of third-party performance fees, and other
items that are not Asset Management’s performance
fees.
This measure provides information about the amount
of net management fees earned through managing
client assets.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
This measure provides information about the
development of invested assets during a specific
period as a result of net new asset flows, plus the
effect of interest and dividends.
Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized for reporting
periods shorter than 12 months), plus interest and
dividends, divided by total invested assets at the
beginning of the period.
This measure provides information about the growth
of invested assets during a specific period as a result
of net new asset flows.
Net new deposit volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the net amount of inflows and outflows
of deposit volumes recorded during a specific period.
Deposits include customer deposits and customer
brokerage payables. Excluded from the calculation are
movements due to fair value measurement, foreign
exchange translation, accrued interest and fees, as
well as the effects on customer deposits of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
This measure provides information about the
development of deposits during a specific period as a
result of net new deposit flows.

UBS AG first quarter 2026 report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Net new deposits (USD and CHF)
– Personal & Corporate Banking
Calculated as the net amount of inflows and outflows
of customer deposits recorded during a specific
period. Excluded from the calculation are movements
due to fair value measurement, foreign exchange
translation, accrued interest and fees, as well as the
effects on customer deposits of strategic decisions by
UBS to exit markets or cease offering services in a
particular location, or those resulting from new
externally imposed regulations.
This measure provides information about the
development of deposits during a specific period as a
result of net new deposit flows.
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating asset
inflows and outflows, including dividend and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period. Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit markets or
cease offering services in a particular location, or
those resulting from new externally imposed
regulations.
This measure provides information about the
development of fee-generating assets during a
specific period as a result of net flows, excluding
movements due to market performance and foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS to exit
markets or cease offering services in a particular
location, or those resulting from new externally
imposed regulations.
Net new loan volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the net amount of originations,
drawdowns and repayments of loan volumes
recorded during a specific period. Loan volumes
include loans and advances to customers and
customer brokerage receivables. Excluded from the
calculation are allowances, movements due to fair
value measurement and foreign exchange translation,
as well as the effects on loans and advances to
customers of strategic decisions by UBS to exit
markets or cease offering services in a particular
location, or those resulting from new externally
imposed regulations.
This measure provides information about the
development of loan volumes during a specific period
as a result of net new loan volumes.
Net new loans (USD and CHF)
– Personal & Corporate Banking
Calculated as the net amount of originations,
drawdowns and repayments of loans and advances to
customers recorded during a specific period. Excluded
from the calculation are allowances, movements due
to fair value measurement and foreign exchange
translation, as well as the effects on loans and
advances to customers of strategic decisions by UBS
to exit markets or cease offering services in a
particular location, or those resulting from new
externally imposed regulations.
This measure provides information about the
development of loans during a specific period as a
result of net new loans.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees, as
well as the effects on invested assets of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a specific
period as a result of net new money flows.
Net profit growth (%) Calculated as the change in net profit attributable to shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying) (USD)
(non-GAAP measure)
Calculated by adjusting operating expenses as
reported in accordance with IFRS Accounting
Standards for items that management believes are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating expenses, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Operating profit / (loss) before tax
(underlying) (USD)
(non-GAAP measure)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Other revenues (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by including other income as reported in
accordance with IFRS Accounting Standards, profit or
loss related to non-client derivative instruments and
profit or loss related to equity investments measured
at fair value through profit or loss.
This measure provides information about residual
business division revenues, after deduction of net
interest income, recurring net fee income and
transaction-based income.

UBS AG first quarter 2026 report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Other revenues (underlying)
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by adjusting other revenues for items that
management believes are not representative of the
underlying performance of the businesses.
This measure provides information about the amount
of other revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
(non-GAAP measure)
Calculated as the change in underlying net profit
before tax attributable to shareholders from
continuing operations between current and
comparison periods divided by underlying net profit
before tax attributable to shareholders from
continuing operations of the comparison period.
Underlying net profit before tax attributable to
shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Personal & Corporate Banking
(non-GAAP measure)
Calculated as the total of fees for services provided on
an ongoing basis, such as portfolio management fees,
asset-based investment fund fees and custody fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on
attributed
equity (%)
– Global Wealth
Management,
Personal &
Corporate Banking,
Asset Management,
the Investment
Bank
Calculated as business division operating profit before
tax (annualized for reporting periods shorter than
12 months) divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on attributed equity
(underlying) (%)
(non-GAAP measure)
Calculated as underlying business division operating
profit before tax (annualized for reporting periods
shorter than 12 months) (as defined above) divided by
average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Return on
common equity
tier 1 capital
(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on common equity tier 1 capital
(underlying) (%)
(non-GAAP measure)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average common equity
tier 1 capital. Underlying net profit attributable to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Return on equity (%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on tangible equity (%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Return on tangible equity (underlying)
(%)
(non-GAAP measure)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average equity
attributable to shareholders less average goodwill and
intangible assets. Underlying net profit attributable to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.

UBS AG first quarter 2026 report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share (USD) Calculated as equity attributable to shareholders divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying) (USD)
(non-GAAP measure)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated as the total of the non-recurring portion of
net fee and commission income, mainly composed of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net income
from financial instruments measured at fair value
through profit or loss.
Transaction-based income (underlying)
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by adjusting transaction-based income for
items that management believes are not
representative of the underlying performance of the
businesses.
This measure provides information about the amount
of transaction-based income, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
This is
a general
list of
the APMs
and non-GAAP
measures used
in our
financial reporting.
Not all
of the
above-
listed measures may appear in this particular report.

UBS AG first quarter 2026 report |
Appendix

Abbreviations frequently used in our financial reports
A
ABS
asset-backed securities
AG
Aktiengesellschaft
AGM
Annual General Meeting of
shareholders
AI
artificial intelligence
A-IRB
advanced internal ratings-
based
ALCO
Asset and Liability
Committee
AMA
advanced measurement
approach
AML
anti-money laundering
AoA
Articles of Association
APM
alternative performance
measure
ARR
alternative reference rate
ARS
auction rate securities
ASF
available stable funding
AT1
additional tier 1
AuM
assets under management
B
BCBS
Basel Committee on
Banking Supervision
BIS
Bank for International
Settlements
BoD
Board of Directors
C
CAO
Capital Adequacy
Ordinance
CCAR
Comprehensive Capital
Analysis and Review
CCF
credit conversion factor
CCP
central counterparty
CCR
counterparty credit risk
CCRC
Corporate Culture and
Responsibility Committee
CDS
credit default swap
CEO
Chief Executive Officer
CET1
common equity tier 1
CFO
Chief Financial Officer
CGU
cash-generating unit
CHF
Swiss franc
CIO
Chief Investment Office
CORC
Compliance and
Operational Risk Control
CRM
credit risk mitigation
CRO
Chief Risk Officer
CST
combined stress test
CUSIP
Committee on Uniform
Security Identification
Procedures
CVA
credit valuation adjustment
D
DBO
defined benefit obligation
DCCP
Deferred Contingent
Capital Plan
DFAST
Dodd–Frank Act Stress Test
DisO-FINMA
FINMA Ordinance on the
Disclosure Obligations of
Banks and Securities Firms
DM
discount margin
DOJ
US Department of Justice
DTA
deferred tax asset
DVA
debit valuation adjustment
E
EAD
exposure at default
EB
Executive Board
EC
European Commission
ECB
European Central Bank
ECL
expected credit loss
EGM
Extraordinary General
Meeting of shareholders
EIR
effective interest rate
EL
expected loss
EMEA
Europe, Middle East and
Africa
EOP
Equity Ownership Plan
EPS
earnings per share
ESG
environmental, social and
governance
ETD
exchange-traded derivatives
ETF
exchange-traded fund
EU
European Union
EUR
euro
EURIBOR
Euro Interbank Offered Rate
EVE
economic value of equity
EY
Ernst & Young Ltd
F
FCA
UK Financial Conduct
Authority
FDIC
Federal Deposit Insurance
Corporation
FINMA
Swiss Financial Market
Supervisory Authority
FMIA
Swiss Financial Market
Infrastructure Act
FRTB
Fundamental Review of the
Trading Book
FSB
Financial Stability Board
FTA
Swiss Federal Tax
Administration
FVA
funding valuation
adjustment
FVOCI
fair value through other
comprehensive income
FVTPL
fair value through profit or
loss
FX
foreign exchange
G
GAAP
generally accepted
accounting principles
GBP
pound sterling
GDP
gross domestic product
GEB
Group Executive Board
GHG
greenhouse gas
GCORC
Group Compliance and
Operational Risk Control
GRI
Global Reporting Initiative
G-SIB
global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS
International Accounting
Standards
IASB
International Accounting
Standards Board
IBOR
interbank offered rate
IFRIC
International Financial
Reporting Interpretations
Committee
IFRS
accounting standards
Accounting
issued by the IASB
Standards
IRB
internal ratings-based
IRRBB
interest rate risk in the
banking book
ISDA
International Swaps and
Derivatives Association
ISIN
International Securities
Identification Number

UBS AG first quarter 2026 report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT
Key Risk Taker
L
LAS
liquidity-adjusted stress
LCR
liquidity coverage ratio
LGD
loss given default
LIBOR
London Interbank Offered
Rate
LLC
limited liability company
LoD
lines of defense
LRD
leverage ratio denominator
LTIP
Long-Term Incentive Plan
LTV
loan-to-value
M
M&A
mergers and acquisitions
MRT
Material Risk Taker
N
NII
net interest income
NSFR
net stable funding ratio
NYSE
New York Stock Exchange
O
OCA
own credit adjustment
OCI
other comprehensive
income
OECD
Organisation for Economic
Co-operation and
Development
OTC
over-the-counter
P
PCI
purchased credit impaired
PD
probability of default
PIT
point in time
PPA
purchase price allocation
Q
QCCP
qualifying central
counterparty
R
RBC
risk-based capital
RbM
risk-based monitoring
REIT
real estate investment trust
RMBS
residential mortgage-
backed securities
RniV
risks not in VaR
RoCET1
return on CET1 capital
RoU
right-of-use
rTSR
relative total shareholder
return
RWA
risk-weighted assets
S
SA
standardized approach or
société anonyme
SA-CCR
standardized approach for
counterparty credit risk
SAR
Special Administrative
Region of the People’s
Republic of China
SDG
Sustainable Development
Goal
SEC
US Securities and Exchange
Commission
SFT
securities financing
transaction
SIBOR
Singapore Interbank
Offered Rate
SICR
significant increase in credit
risk
SIX
SIX Swiss Exchange
SME
small and medium-sized
entities
SMF
Senior Management
Function
SNB
Swiss National Bank
SOR
Singapore Swap Offer Rate
SPPI
solely payments of principal
and interest
SRB
systemically relevant bank
SVaR
stressed value-at-risk
T
TBTF
too big to fail
TCFD
Task Force
on Climate-
related Financial Disclosures
TIBOR
Tokyo Interbank
Offered
Rate
TLAC
total loss-absorbing capacity
TTC
through the cycle
U
USD
US dollar
V
VaR
value-at-risk
VAT value-added tax
This is a
general list of
the abbreviations frequently used
in our financial
reporting. Not all
of the listed
abbreviations
may appear in this particular report.

UBS AG first quarter 2026 report |
Appendix

Information sources
Reporting publications
Annual publications
UBS AG Annual Report:
Published in English, this report provides descriptions of: our businesses, the performance
of UBS AG (consolidated); the performance
of the business divisions and
Group functions; risk, treasury and
capital
management; corporate governance; and financial information, including the financial statements.
Compensation
Report:
This
report
discusses
the
compensation
framework
and
provides
information
about
compensation for
the Board
of Directors
and the
Group Executive
Board members.
It is
available
in English
and
German ( “Vergütungsbericht ”) and represents a component of the UBS Group Annual Report.
Sustainability
Report:
Published
in
English,
the
UBS
Group
Sustainability
Report
provides
disclosures
on
environmental, social and governance (ESG) topics.
Quarterly publications
Quarterly financial report:
This report provides
an update on
performance and strategy
(where applicable) for
the
respective quarter. It is available in English.
The annual
and quarterly
publications are
available in .pdf
and online
formats at
ubs.com/investors
, under
“Financial
information”. Printed copies, in any language, of the aforementioned annual publications are no longer provided.
Other information
Website
The “Investor
Relations” website
at
ubs.com/investors
provides the
following information
about UBS:
results-related
news
releases;
financial
information,
including
results-related
filings
with
the
US
Securities
and
Exchange
Commission
(the
SEC);
information
for
shareholders,
including
UBS
dividend
and
share
repurchase
program
information, and for bondholders, including rating agencies
reports; the corporate calendar; and presentations
by
management for investors and financial analysts. Information is available online in English, with some information
also available in German.
Results presentations
Quarterly
results
presentations
are
webcast
live.
Recordings
of
most
presentations
can
be
downloaded
from
ubs.com/presentations .
Messaging service
Email
alerts
to
news
about
UBS
can
be
subscribed
for
under
“UBS
News
Alert”
at
ubs.com/global/en/investor-
relations/contact/investor-services.html
. Messages are sent in English, German, French
or Italian, with an option to
select theme preferences for such alerts.
Form 20-F and other submissions to the US Securities and Exchange Commission
UBS files periodic
reports with and
submits other information
to the SEC.
Principal among these
filings is the
annual
report on Form 20-F, filed pursuant
to the US Securities Exchange Act
of 1934. The filing of
Form 20-F is structured
as a wraparound document. Most sections of the filing can be satisfied by referring to the UBS AG Annual Report.
However, there
is a
small amount
of additional
information in
Form 20-F
that is
not presented
elsewhere and
is
particularly
targeted
at
readers
in
the
US.
Readers
are
encouraged
to
refer
to
this
additional
disclosure.
Any
document that is filed with the SEC is available on the SEC’s website: sec.gov . Refer to ubs.com/investors for more
information.

UBS AG first quarter 2026 report |
Appendix

Cautionary statement regarding forward-looking statements
|
This report contains statements
that constitute “forward-looking statements”,
including but
not limited to
management’s outlook for
UBS’s financial performance,
statements relating to
the anticipated effect
of transactions and
strategic initiatives on
UBS’s business and future development and goals. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties
and other important factors could cause actual
developments and results to differ materially
from UBS’s
expectations.
In
particular,
the global
economy
may suffer
significant adverse
effects
from
increasing
political tensions
between world
powers, changes
to
international trade
policies, including
those related
to tariffs
and trade
barriers, and
evolving armed
conflicts.
UBS’s acquisition
of the
Credit
Suisse
Group
materially changed
its outlook
and strategic
direction and
introduced new
operational challenges.
The integration
of the
Credit Suisse
entities into
the UBS
structure is expected
to continue through
2026 and presents
significant operational and
execution risk, including the
risks that UBS
may be unable to
achieve
the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse and that the acquired business may have greater risks or liabilities, including those related to litigation, than expected. In response to the failure of
Credit Suisse, Switzerland
has amended its Capital Adequacy Ordinance and is considering changes to its
Banking Act, which, if enacted as proposed,
would substantially increase capital
requirements for
UBS in relation
to its foreign
subsidiaries. These factors
create greater
uncertainty about forward-looking
statements. Other factors
that may
affect UBS’s performance and
ability to achieve its
plans, outlook and other
objectives also include, but
are not limited to:
(i) the degree to which
UBS is successful
in the execution of its strategic
plans, including its cost reduction
and efficiency initiatives and its
ability to manage its levels of
risk-weighted assets (RWA) and
leverage ratio denominator (LRD),
liquidity coverage ratio and
other financial resources, including changes
in RWA assets and liabilities
arising from higher market
volatility and the
size of the
combined Group;
(ii) the degree
to which UBS
is successful in
implementing changes to
its businesses to
meet changing market,
regulatory and other conditions,
including any potential changes to
banking examination and oversight practices
and standards as a
result of executive branch
orders or staff interpretations of law
in the US; (iii) inflation and interest rate volatility in
major markets; (iv) developments in the macroeconomic climate and in the markets
in which
UBS operates
or to
which it
is exposed,
including movements
in securities
prices or
liquidity,
credit spreads,
currency exchange
rates,
residential and commercial real estate markets, general economic conditions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties,
as well as on client
sentiment and levels of activity;
(v) changes in the availability of
capital and funding, including
any adverse
changes in UBS’s credit spreads and credit
ratings of UBS, as well as availability and cost
of funding,
including as affected by the marketability of additional tier one debt instruments, to meet
requirements for debt eligible
for total loss-absorbing capacity (TLAC);
(vi) changes in and potential divergence
between central
bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed,
or
resulted
in,
or
may
do
so
in
the
future,
more
stringent
or
entity-specific
capital,
TLAC,
leverage
ratio,
net
stable
funding
ratio,
liquidity
and
funding
requirements, heightened operational resilience
requirements, incremental tax requirements,
additional levies, limitations on permitted activities, constraints on
remuneration, constraints on transfers of capital
and liquidity and sharing of operational costs
across the Group or other
measures, and the effect these
will or
would have on UBS’s
business activities; (vii) UBS’s ability
to successfully implement resolvability
and related regulatory
requirements and the
potential need to
make further changes to the legal structure
or booking model of UBS in response
to legal and regulatory requirements
including heightened requirements and
expectations due to its acquisition
of the Credit Suisse Group;
(viii) UBS’s ability to maintain and
improve its systems and controls
for complying with sanctions
in a timely
manner and for
the detection and
prevention of money
laundering to meet
evolving regulatory requirements
and expectations, in
particular in the
current geopolitical turmoil;
(ix) the uncertainty arising from
domestic stresses in
certain major economies;
(x) changes in UBS’s competitive
position, including
whether differences in regulatory
capital and other requirements
among the major financial centers adversely
affect UBS’s ability to compete
in certain lines of
business; (xi) changes in the
standards of conduct applicable
to its businesses that
may result from new
regulations or new enforcement
of existing standards,
including measures to impose new and
enhanced duties when interacting with customers
and in the execution and handling of
customer transactions; (xii) the
liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, including litigation it has
inherited by
virtue of
the acquisition
of Credit
Suisse, contractual
claims and
regulatory investigations,
including the
potential for
disqualification from
certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regul
atory or other governmental sanctions, as
well as the
effect that litigation,
regulatory and similar
matters have on
the operational risk
component of its RWA;
(xiii) UBS’s ability to
retain and attract
the
employees necessary to
generate revenues and
to manage, support
and control
its businesses, which
may be affected
by competitive factors;
(xiv) changes in
accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition
of deferred tax assets and other matters; (xv) UBS’s ability to implement new technologies and business methods, including digital services, artificial intelligence and other technologies, and ability
to successfully compete with both
existing and new financial service
providers, some of which
may not be regulated
to the
same extent;
(xvi) limitations on
the effectiveness
of UBS’s internal
processes for
risk management,
risk control,
measurement and
modeling, and
of financial
models generally; (xvii) the occurrence
of operational failures, such
as fraud, misconduct, unauthorized trading,
financial crime, cyberattacks, data leakage
and
systems failures, the risk of which is increased with persistently high levels of cyberattack threats; (xviii) restrictions on the ability of UBS Group AG, UBS AG and regulated subsidiaries of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly,
or, in the
case of financial difficulties, due to
the exercise by FINMA or the
regulators of UBS’s operations in other countries
of their broad
statutory powers in
relation to protective
measures, restructuring and
liquidation proceedings; (xix) the
degree to which
changes in regulation,
capital or legal
structure, financial results or
other factors may affect
UBS’s ability to maintain its
stated capital return objective; (xx)
uncertainty over the scope of
actions that
may be required by UBS, governments
and others for UBS to achieve goals relating
to climate, environmental and social matters, as
well as the evolving nature
of underlying science and industry and the increasing divergence among regulatory regimes; (xxi) the ability of UBS to access capital markets; (xxii) the ability of
UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic,
security breach,
cyberattack, power
loss, telecommunications
failure or
other natural
or man-made
event; and
(xxiii) the effect
that these
or other
factors or
unanticipated events, including media reports and speculations, may have on its reputation and the
additional consequences that this may have on its
business
and performance. The sequence in
which the factors above are
presented is not indicative of
their likelihood of occurrence
or the potential magnitude of
their
consequences. UBS’s business and
financial performance could be affected
by other factors identified
in its past and future
filings and reports, including
those
filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS
with the SEC, including
the UBS Group
AG and UBS AG
Annual Reports on Form
20-F for the year
ended 31 December 2025. UBS
is not
under any obligation to (and expressly disclaims any obligation to)
update or alter its forward-looking statements, whether as a result of new information, future
events, or otherwise.
Rounding |
Numbers presented
throughout this
report may
not add up
precisely to
the totals provided
in the tables,
infographics and text.
Percentages and
percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.
Tables
|
Within tables, blank fields generally indicate non-applicability or that presentation of any content
would not be meaningful, or that
information is not
available as of the relevant date or for the relevant period.
Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values
that are zero on a rounded basis can be either negative or positive on an actual basis.
Websites |
In this report, any website addresses are provided solely
for information and are not intended to
be active links. UBS is not
incorporating the contents
of any such websites into this report.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel
ubs.com

This Form 6-K is hereby incorporated by reference into (1) the registration statements on Form F-3 (Registration
Numbers 333-283672 and 333-293403), and into each prospectus outstanding under the foregoing registration statement, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004
(Registration Number 333-111572),
the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number
001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004
and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS AG
By:
/s/ Sergio Ermotti
_
Name:
Sergio Ermotti
Title:
President of the Executive Board
By:
/s/ Todd Tuckner
_
Name:
Todd Tuckner
Title:
Chief Financial Officer
By:
/s/ Steffen Henrich
______________
Name:
Steffen Henrich
Title:
Controller
Date:
April 30, 2026